Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SUREWEST COMMUNICATIONS,

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.,

WH ACQUISITION CORP.

and

WH ACQUISITION II CORP.

Dated as of February 5, 2012

-i-

(cont'd)

Page
4.5	SEC Filings	18
4.6	Financial Statements	18
4.7	Broker’s Fees	19
4.8	Absence of Certain Changes or Events	19
4.9	Legal Proceedings	19
4.1	Taxes	20
4.11	Employee Benefit Plans	21
4.12	Compliance With Applicable Law	22
4.13	Certain Contracts	22
4.14	Undisclosed Liabilities	23
4.15	Anti-Takeover Provisions	23
4.16	Company Information	23
4.17	Title to Property	24
4.18	Insurance	24
4.19	Environmental Liability	25
4.2	Intellectual Property	25
4.21	Communications Regulatory Matters	26
4.22	Labor Matters	26
4.23	Transactions with Affiliates	27
4.24	Opinion of Financial Advisor	27
4.25	Acknowledgement of the Company	27
4.26	No Other Representations or Warranties	27

5.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS	28
5.1	Corporate Organization	28
5.2	Capitalization	29
5.3	Authority; No Violation	30

5.4	Consents and Approvals	31

5.5	SEC Filings	31

5.6	Financial Statements	32

-ii-

(cont'd)

Page
5.7	Broker’s Fees	33
5.8	Absence of Certain Changes or Events	33
5.9	Legal Proceedings	33
5.1	Taxes	33
5.11	Employee Benefit Plans	34
5.12	Compliance With Applicable Law	34
5.13	Certain Contracts	35
5.14	Undisclosed Liabilities	35
5.15	Environmental Liability	36
5.16	Financing	36
5.17	Parent Information	37
5.18	No Business Activities by Merger Subs	37
5.19	Ownership of Company Common Stock; No Other Agreements	37
5.2	Acknowledgement of Parent	38
5.21	No Other Representations or Warranties	38

6.	COVENANTS RELATING TO CONDUCT OF BUSINESS	38
6.1	Conduct of Business of the Company Prior to the Effective Time	38
6.2	Company Forbearances	38
6.3	Parent Forbearances	41

7.	ADDITIONAL AGREEMENTS	42
7.1	Proxy Statement/Prospectus; Parent Registration Statement; Other Filings	42
7.2	Access to Information	42
7.3	Shareholder Meetings	43
7.4	Further Actions	44
7.5	Employees; Employee Benefit Plans	45
7.6	Indemnification; Directors’ and Officers’ Insurance	46
7.7	No Solicitation	48
7.8	Standstill	52
7.9	Section 16 Matters	53
7.10	Financing	53

-iii-

(cont'd)

Page
7.11	Financing Cooperation	54
7.12	Tax Treatment as Reorganization	55
7.13	Board of Directors of Parent After the Effective Time	55

8.	CONDITIONS PRECEDENT	55
8.1	Conditions to Each Party’s Obligation to Effect the First Merger	55
8.2	Conditions to Obligations of Parent and Merger Subs	56
8.3	Conditions to Obligations of the Company	56
9.	TERMINATION AND AMENDMENT	57
9.1	Termination	57
9.2	Effect of Termination	58
9.3	Amendment	60
9.4	Extension; Waiver	60

10.	GENERAL PROVISIONS	60
10.1	Nonsurvival of Representations, Warranties and Agreements	60
10.2	Expenses	61
10.3	Notices	61
10.4	Interpretation; Construction	62
10.5	Counterparts; Facsimile	62
10.6	Entire Agreement	62
10.7	Specific Performance	62
10.8	Governing Law; Venue	63
10.9	Severability	63
10.10	Publicity	63
10.11	Assignment; Third Party Beneficiaries	63
10.12	Merger Subs	64

EXHIBIT A	Form of Agreement of Merger, including form of Amended and Restated Articles of Incorporation

-iv-

Index of Defined Terms
Page

Acceptable Confidentiality Agreement	53
Affiliate	14
Agreement	1
Agreement of Merger	2
Alternative Acquisition Agreement	51
Alternative Proposal	53
Bankruptcy and Equity Exceptions	18
Business Day	3
California Secretary	2
Capitalization Date	16
Cash Consideration	4
Cash Conversion Number	7
Cash Electing Company Share	4
Cash Election	4
Cash Election Number	7
CCI	38
Certificate	5
CGCL	2
Claim	48
Closing	3
Closing Date	3
Code	14
Company	1
Company Benefit Plans	22
Company Board	17
Company Common Stock	4
Company Contract	24
Company Designee	57
Company Disclosure Schedule	14
Company Equity Awards	11
Company Material Adverse Effect	15
Company Option	10
Company Recommendation	17
Company Recommendation Change	51
Company Required Vote	17
Company RSA	11
Company RSU	10
Company SEC Reports	19
Company Shareholder Meeting	44
Company Stock Plans	16
Confidentiality Agreement	44
Consent	18
Continuing Employees	46

-i-

D&O Insurance	49
Debt Commitment Letter	37
Debt Financing	38
Dissenting Shareholders	9
Dissenting Shares	9
Effective Time	2
Election Deadline	6
Environmental Laws	26
Equity Award Consideration	11
Equity Award Equivalent Shares	7
ERISA	22
Exchange Act	19
Exchange Agent	5
Exchange Ratio	4
Excluded Shares	4
Expenses	48
FCC	18
Financing Agreements	55
First Merger	1
First-Step Surviving Company	2
Form of Election	6
GAAP	15
Governmental Entity	18
HSR Act	18
Indemnified Parties	47
Intellectual Property Rights	27
Licenses	27
Liens	17
Merger Consideration	5
Merger Sub I	1
Merger Sub II	1
Merger Subs	1
Mergers	1
Non-Electing Company Holder	11
Non-Electing Company Share	4
Option Consideration	10
Parent	1
Parent Board	31
Parent Capitalization Date	30
Parent Contract	36
Parent Disclosure Schedule	29
Parent Material Adverse Effect	30
Parent Plans	46
Parent Registration Statement	43
Parent SEC Reports	33
Parent Shareholder Meeting	45

-ii-

Parent Stock	4
Parent Stock Consideration	4
Parent Stock Issuance	43
Parent Stock Plans	31
Parent Trading Price	5
Permits	15
Permitted Liens	25
Proxy Statement/Prospectus	43
Qualifying Transaction	60
Representatives	44
RSA Consideration	11
RSU Consideration	10
SEC	14
Second Effective Time	2
Second Merger	1
Securities Act	19
Shortfall Number	8
State Regulators	18
Stock Electing Company Share	4
Stock Election	4
Subsidiary	15
Superior Proposal	53
Surviving Company	2
Tax Return	22
Taxes	22
Termination Date	59
Termination Fee	60

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 5, 2012 (as amended, supplemented or otherwise modified from time to time, and together with all exhibits and schedules hereto, this “Agreement”), is entered into by and among Consolidated Communications Holdings, Inc., a Delaware corporation (“Parent”), SureWest Communications, a California corporation (the “Company”), WH Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), and WH Acquisition II Corp., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”).

WHEREAS, the respective Boards of Directors of each of the Company, Parent, and (upon their formation) Merger Subs have approved the acquisition of the Company by Parent through the statutory merger of Merger Sub I with and into the Company, pursuant to which the Company would become a wholly owned subsidiary of Parent (the “First Merger”), and, as part of the same overall transaction, the surviving entity of the First Merger would merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”) upon the terms and subject to the conditions of this Agreement;

WHEREAS, it is intended that the Mergers are integrated steps in the transaction contemplated by this Agreement and will together qualify as a tax-free reorganization within the meaning of section 368(a) of the Code;

WHEREAS, the Board of Directors of the Company has (a) determined that the Mergers and the other transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders, (b) approved and adopted this Agreement and the transactions contemplated hereby, including the Mergers, and (c) recommended that the Company’s shareholders adopt this Agreement;

WHEREAS, the Board of Directors of Parent has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are advisable for, fair to and in the best interests of Parent and its stockholders, (b) approved and adopted this Agreement and the transactions contemplated hereby, including the Mergers, and (c) resolved, subject to the terms of this Agreement, to recommend that Parent’s shareholders adopt this Agreement; and

WHEREAS, Parent shall cause each Merger Sub to be formed, and to execute a counterpart of this Agreement, promptly after the date hereof as provided in Section 10.12;

WHEREAS, the Company, Parent and (upon their formation) Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and to prescribe certain conditions to the Mergers;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. THE MERGERS

1.1 The Mergers.  Upon the terms and subject to the conditions of this Agreement, in accordance the California General Corporation Law (“CGCL”), at the Effective Time (as hereinafter defined), Merger Sub I shall merge with and into the Company. The Company shall be the surviving corporation (hereinafter sometimes called the “First-Step Surviving Company”) of the First Merger, and shall continue its corporate existence under the laws of the State of California. Upon consummation of the First Merger, the separate corporate existence of Merger Sub I shall terminate.  At the Second Effective Time (as defined below), Parent shall cause the First-Step Surviving Company to merge with and into Merger Sub II in accordance with California Law, whereupon the separate corporate existence of the First-Step Surviving Company shall cease, and Merger Sub II shall be the surviving corporation.  The surviving corporation after the Second Merger is sometimes referred to hereinafter as the “Surviving Company.”  The parties to this Agreement agree to treat the First Merger and the Second Merger as integrated steps in the single transaction contemplated by this Agreement and for any and all federal and state income tax reporting purposes shall report the transaction as a single “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.  The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

1.2 Effective Time.

(a) The First Merger shall become effective as set forth in an agreement of merger satisfying the applicable requirements of the CGCL and substantially in the form attached hereto as Exhibit A (the “Agreement of Merger”), together with such other certificates satisfying the applicable requirements of the CGCL, which shall be duly executed by the Company and Merger Sub I and filed with the Secretary of State of the State of California (the “California Secretary”) on the Closing Date (as hereinafter defined) or as soon thereafter as practicable. As used herein, the term “Effective Time” shall mean the date and time when the First Merger becomes effective as provided by the Agreement of Merger and otherwise in accordance with applicable law.

(b) Promptly after the Effective Time, but in all cases within one (1) Business Day thereafter, Parent shall cause the Second Merger to be consummated by filing an agreement of merger, together with such other certificates satisfying the applicable requirements of the CGCL, which shall be duly executed by the First-Step Surviving Company and Merger Sub II with the California Secretary, in accordance with the applicable provisions of the CGCL (the time of the filing of such agreement of merger with respect to the Second Merger, or the time of effectiveness thereof that is specified therein, if different, shall be referred to herein as the “Second Effective Time”).

1.3 Effects of the Mergers.  At and after the Effective Time, the First Merger shall have the effects and consequences set forth in this Agreement and in Section 1107 of the CGCL.  At and after the Second Effective Time, the Second Merger shall have the effects and consequences set forth in the applicable agreement of merger and in Section 1107 of the CGCL.

1.4 Closing of the First Merger.  Upon the terms and subject to the conditions of this Agreement, the closing of the First Merger (the “Closing”) will take place (a) at the offices of Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, California, at 7:00 a.m., California time, on the date that is the second Business Day after the satisfaction or waiver of the conditions set forth in Section 8 hereof, other than conditions which by their terms are to be satisfied at the Closing, or (b) such other location, date or time as the parties may mutually agree (the “Closing Date”).  For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which the office of the California Secretary is closed.

1.5 Articles of Incorporation.  The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall at the Effective Time, be amended and restated to read as set forth in Exhibit A hereto and as so amended and restated shall be the Articles of Incorporation of the First-Step Surviving Company, until thereafter amended in accordance with applicable law and such Articles of Incorporation.  The articles of incorporation of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the articles of incorporation of the Surviving Company at the Second Effective Time.

1.6 Bylaws.  At the Effective Time, the Bylaws of the First-Step Surviving Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub I, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law and such bylaws.  The bylaws of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the bylaws of the Surviving Company at the Second Effective Time.

1.7 Board of Directors; Officers.  The directors of Merger Sub I immediately prior to the Effective Time shall be the directors of the First-Step Surviving Company, each to hold office in accordance with the Articles of Incorporation and Bylaws of the First-Step Surviving Company and applicable law, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified.  The directors of Merger Sub II immediately prior to the Second Effective Time shall be the directors of the Surviving Company from and after the Second Effective Time.  The officers of Merger Sub I immediately prior to the Effective Time shall be the officers of the First-Step Surviving Company, each to hold office in accordance with the Articles of Incorporation and Bylaws of the First-Step Surviving Company and applicable law, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed (as the case may be).  The officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Company from and after the Second Effective Time.

2. EFFECT OF THE FIRST MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.1 Conversion of Company Capital Stock.  At the Effective Time, by virtue of the First Merger and without any action on the part of Parent, the Company or the holder of any of the shares of Company Common Stock, Parent Stock (as defined below) or any capital stock of either Merger Sub:

(a) All shares of common stock, without par value, of the Company (the “Company Common Stock”) held in treasury or owned directly by the Company, any Subsidiary of the Company, Merger Subs or Parent (other than shares in trust accounts, managed accounts and the like or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired and shall not represent capital stock of the Surviving Company and shall not be exchanged for the Merger Consideration (as defined below). Shares of Company Common Stock that are canceled and retired pursuant to this Section 2.1(a) are hereinafter referred to as the “Excluded Shares”; and

(b) Each share of Company Common Stock (other than Excluded Shares and Dissenting Shares (as defined below)) issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive the following consideration:

(i) Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 2.2(c) (each a “Cash Electing Company Share”) shall (subject to Section 2.2(d)) be converted into the right to receive $23.00 in cash without interest (such per share amount is hereinafter referred to as the “Cash Consideration”).

(ii) Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 2.2(c) (each a “Stock Electing Company Share”) shall (subject to Section 2.2(d)) be converted into the right to receive the number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Stock”) determined by dividing (A) $23.00 by (B) the Parent Trading Price (as defined in Section 2.1(b)(iv) below) (such quotient, the “Exchange Ratio”), subject to adjustment in accordance with Section 2.1(d) (such per share amount, together with any cash in lieu of fractional shares of Parent Stock to be paid pursuant to Section 2.1(c), is hereinafter referred to as the “Parent Stock Consideration”); provided, however, that (x) if the number determined by dividing $23.00 by the Parent Trading Price (as defined below) is less than or equal to 1.03896, the Exchange Ratio shall be 1.03896 and (y) if the number determined by dividing $23.00 by the Parent Trading Price is greater than or equal to 1.40565, the Exchange Ratio shall be 1.40565.

(iii) Each share of Company Common Stock that is not (x) an Excluded Share or (y) a share of Company Common Stock with respect to which a Cash Election or a Stock Election has been properly made and not revoked or lost pursuant to Section 2.2(c) (each, a “Non-Electing Company Share”) shall be converted into the right to receive the Cash Consideration or the Parent Stock Consideration, as determined pursuant to Section 2.3.

(iv) As used in this Agreement, the term “Parent Trading Price” means the average closing price of a share of Parent Stock, as reported on the NASDAQ Global Select Market, for the twenty (20) consecutive trading days ending on the second trading day preceding the Closing Date.

Effective as of the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of certificates or evidence of shares in book-entry form which immediately prior to the Effective Time evidenced shares of Company Common Stock (each a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of such Certificate in accordance with Section 3.4. For purposes of this Agreement, the term “Merger Consideration” with respect to a given share of Company Common Stock shall mean either the Cash Consideration (with respect to a share of Company Common Stock representing the right to receive the Cash Consideration) or the Parent Stock Consideration (with respect to a share of Company Common Stock representing the right to receive the Parent Stock Consideration).

(c) No Fractional Shares. No fractional shares of Parent Stock shall be issued in respect of shares of Company Common Stock that are to be converted in the Mergers into the right to receive shares of Parent Stock. Each holder of a Certificate (other than holders of Certificates representing Excluded Shares) shall be entitled to receive in lieu of any fractional share of Parent Stock to which such holder would otherwise have been entitled pursuant to Sections 2.1(b) and 2.3 an amount in cash (without interest), rounded to the nearest whole cent, equal to the product obtained by multiplying (i) the fractional share of Parent Stock to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time, such holder’s unrevoked Cash Elections and Stock Elections and the provisions of Section 2.3) by (ii) the Parent Trading Price.

(d) Adjustments. If, on or after the date of this Agreement and prior to the Effective Time, Parent splits, combines into a smaller number of shares, or issues by reclassification any shares of Parent Stock, then the Parent Stock Consideration and any dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Parent Stock Consideration or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.

2.2 Election Procedures.

(a) Promptly after the execution of this Agreement, Parent shall designate and appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder (the “Exchange Agent”) for the purpose of exchanging Certificates.

(b)  Parent shall prepare and file as an exhibit to the Parent Registration Statement (as hereinafter defined) a form of election, and other appropriate and customary transmittal materials, in such form and containing such provisions as Parent and the Company shall mutually agree (collectively, the “Form of Election”). The Form of Election shall permit each Person who, at or prior to the Election Deadline (as defined below), is a record holder (or, in the case of nominee record holders, the beneficial owner, through proper instructions and documentation) of any share of Company Common Stock (other than Excluded Shares) to specify (i) the number of such holder’s shares of Company Common Stock with respect to which such holder makes a Cash Election and/or (ii) the number of such holder’s shares of Company Common Stock with respect to which such holder makes a Stock Election. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the completed Form of Election and any Certificates to the Exchange Agent. The Company shall mail the Form of Election to all Persons who are record holders of shares of Company Common Stock as of the record date for the Company Shareholder Meeting and shall use commercially reasonable efforts to make the Form of Election available to all Persons who become holders of shares of Company Common Stock during the period between the record date for the Company Shareholder Meeting and the Election Deadline. As used in this Agreement, “Election Deadline” means 5:00 p.m., Eastern time, on the date that is two (2) Business Days immediately preceding the Closing Date (or on such other date as the parties hereto mutually agree).

(c)  Any such election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery). Any share of Company Common Stock (other than Excluded Shares) with respect to which a proper Cash Election or Stock Election has not been made as aforesaid shall be deemed to be a Non-Electing Company Share.  After a Cash Election or a Stock Election is properly made with respect to any share of Company Common Stock, no further registration of transfers of such share shall be made on the stock transfer books of the Company, unless and until such Cash Election or Stock Election is properly revoked.

(d) Parent and the Company shall publicly announce the anticipated date of the Election Deadline at least five (5) Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(e) Any Cash Election or Stock Election may be revoked with respect to all or any portion of the shares of Company Common Stock subject thereto (but only in whole share amounts) by the holder who submitted the applicable Form of Election by such holder submitting to the Exchange Agent a written notice of such revocation received by the Exchange Agent at or prior to the Election Deadline. In addition, all Cash Elections and Stock Elections shall automatically be revoked if this Agreement is terminated in accordance with Section 9. If a Cash Election or Stock Election is revoked with respect to any shares of Company Common Stock, the Certificates representing such shares shall be promptly returned to the holder that submitted the same to the Exchange Agent, except to the extent (if any) a subsequent Cash Election and/or Stock Election is properly made with respect to any or all of the shares of Company Common Stock represented by such Certificate.

(f) The good faith determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and Stock Elections shall have been properly made or revoked pursuant to this Section 2.2 and as to when Cash Elections, Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent shall have reasonable discretion to disregard immaterial defects in the Forms of Election. The Exchange Agent (or Parent and the Company jointly, in the event that the Exchange Agent declines to make the following computations) shall also make all computations as to the proration contemplated by Section 2.3, and absent manifest error such computations shall be conclusive and binding on Parent, the Company and all holders of Company Common Stock. The Exchange Agent may, with the written agreement of Parent after Parent’s reasonable consultation with the Company, make any rules that are consistent with this Section 2.2 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement and shall be necessary or desirable to effect the Cash Elections and Stock Elections.

2.3 Proration.  Notwithstanding anything in this Agreement to the contrary:

(a) With respect to all shares of Company Common Stock (other than the Excluded Shares) issued and outstanding immediately prior to the Effective Time:

(i) fifty percent (50%) of the sum of (x) the shares of Company Common Stock and (y) that number of shares equal to the aggregate Equity Award Consideration (as defined below) divided by the Cash Consideration (the “Equity Award Equivalent Shares”) (such number of shares, the “Cash Conversion Number”), shall be converted into the right to receive an amount per share equal to the Cash Consideration; and

(ii) the remainder of the shares of Company Common Stock shall be converted into the right to receive the Parent Stock Consideration per share.

(b) If the aggregate number of Cash Electing Company Shares plus the Equity Award Equivalent Shares (such number of shares, the “Cash Election Number”) equals or exceeds the Cash Conversion Number, then:

(i) all Stock Electing Company Shares and all Non-Electing Company Shares shall be converted into the right to receive the Parent Stock Consideration per share; and

(ii) the number of Cash Electing Company Shares of each shareholder of the Company that shall be converted into the right to receive an amount per share equal to the Cash Consideration shall be equal to the product obtained by multiplying (x) the number of Cash Electing Company Shares of such shareholder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number, and the remaining number of such holder’s Cash Electing Company Shares shall be converted into the right to receive the Parent Stock Consideration per share.

(c) If the Cash Election Number is less than the Cash Conversion Number (such difference between the Cash Election Number and the Cash Conversion Number, the “Shortfall Number”), then:

(i) all Cash Electing Company Shares shall be converted into the right to receive an amount per share equal to the Cash Consideration; and

(ii) the Stock Electing Company Shares and the Non-Electing Company Shares shall be treated in the following manner:

(1) if the Shortfall Number is less than or equal to the aggregate number of Non-Electing Company Shares, then (A) all Stock Electing Company Shares shall be converted into the right to receive the Parent Stock Consideration per share and (B) the number of Non-Electing Company Shares of each shareholder of the Company that shall be converted into the right to receive an amount per share equal to the Cash Consideration shall be equal to the product obtained by multiplying (1) the number of Non-Electing Company Shares of such shareholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the aggregate number of Non-Electing Company Shares, and the remaining number of such holder’s Non-Electing Company Shares shall be converted into the right to receive the Parent Stock Consideration per share; or

(2) if the Shortfall Number exceeds the aggregate number of Non-Electing Company Shares, then (A) all Non-Electing Company Shares shall be converted into the right to receive an amount per share equal to the Cash Consideration and (B) the number of Stock Electing Company Shares of each shareholder of the Company that shall be converted into the right to receive an amount per share equal to the Cash Consideration shall be equal to the product obtained by multiplying (1) the number of Stock Electing Company Shares of such shareholder by (2) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the aggregate number of Non-Electing Company Shares and the denominator of which is the aggregate number of Stock Electing Company Shares, and the remaining number of such holder’s Stock Electing Company Shares shall be converted into the right to receive the Parent Stock Consideration per share.

2.4 Consideration Adjustment.  Notwithstanding the foregoing, the Cash Conversion Number shall be reduced to the extent necessary so that the aggregate fair market value of the Parent Stock (based on the closing price of Parent Stock as reported on the NASDAQ Global Select Market on the trading day immediately preceding the Closing Date) received by the holders of Company Common Stock in exchange for their Company Common Stock in the First Merger shall be equal to forty-two percent (42%) of the aggregate amount of cash plus the fair market value of the Parent Stock (based on the closing price of Parent Stock as reported on the NASDAQ Global Select Market on the trading day immediately preceding the Closing Date) received by the holders of Company Common Stock in exchange for their Company Common Stock in the First Merger.  To assure that the holders of Company Common Stock receive equivalent value of Parent Stock in consideration for the reduction of the Cash Conversion Number, for each share by which the Cash Conversion Number is reduced additional Parent Stock shall be paid as part of the Parent Stock Consideration (in addition to the number of shares of Parent Stock received through the Exchange Ratio with respect to such share) so that the aggregate fair market value of the Parent Stock (based on the closing price of Parent common stock as reported on the NASDAQ Global Select Market on the trading day immediately preceding the Closing Date) received with respect to such share is equal to the Cash Consideration.

2.5 Effect on Capital Stock of Merger Sub I.  At and after the Effective Time, each share of common stock, without par value, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, without par value, of the First-Step Surviving Company and constitute the only outstanding shares of capital stock of the First-Step Surviving Company and shall not be effected by the First Merger.

2.6 Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, in the event that the applicable requirements of Section 1300(b) of the CGCL have been satisfied, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a shareholder (the “Dissenting Shareholders”) who (a) did not vote such shareholder’s shares of Company Common Stock in favor of the Mergers (or did not consent thereto in writing, if approval the Mergers is obtained by written consent), (b) is entitled to demand and properly demand that the Company purchase such shares at their fair market value in accordance with Section 1301 of the CGCL, (c) has submitted such shares for endorsement in accordance with Section 1302 of the CGCL and (d) has not otherwise failed to perfect or effectively withdrawn or lost such right to require the Company to so purchase such shares, shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such Dissenting Shareholder shall be entitled to have the Dissenting Shares purchased by the Company for cash at the fair market value thereof as agreed upon or determined in accordance with the provisions of Chapter 13 of the CGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Shareholder shall cease to have any rights with respect thereto, except the right to have the Dissenting Shares purchased by the Company in accordance with the provisions of Chapter 13 of the CGCL), unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right to require the Company to so purchase the Dissenting Shares.  If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1(b), without any interest thereon.  The Company shall give Parent (i) prompt notice of any written demands pursuant to Chapter 13 of the CGCL, attempted withdrawals of such demands and any other instruments served pursuant to Chapter 13 of the CGCL and received by the Company relating to a shareholder’s demand that the Company purchase shares of Company Common Stock, and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for purchase and payment.

2.7 Treatment of Options and Other Stock-Based Awards.

(a) As of the Effective Time, each option to purchase shares of Company Common Stock or other right to purchase Company Common Stock under any Company Stock Plan (each a “Company Option”), to the extent it is outstanding and unexercised immediately prior thereto, shall become fully vested as of the Effective Time and shall by virtue of the Mergers and without any action on the part of any holder of any Company Option be automatically cancelled and the holder thereof will receive, as soon as reasonably practicable following the Effective Time a cash payment (without interest) with respect thereto equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price per share of such Company Option and (ii) the number of shares of Company Common Stock issuable upon exercise of such Company Option (collectively, the “Option Consideration”).  As of the Effective Time, all Company Options, whether or not vested or exercisable, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration; provided that, if the exercise price of any such Company Option is equal or greater than the Cash Consideration, such Company Option shall be cancelled without any payment being made in respect thereof. The Option Consideration shall in all cases be paid in cash and shall not be subject to the proration contemplated by Section 2.3.

(b) As of the Effective Time, each restricted stock unit granted under any Company Stock Plan (each a “Company RSU”) which is outstanding immediately prior thereto shall become fully vested as of the Effective Time.  Each Company RSU that is not subject to Section 409A of the Code shall by virtue of the Mergers and without any action on the part of any holder of any Company RSU be automatically cancelled, and the holder thereof will receive as soon as reasonably practicable following the Effective Time, a cash payment (without interest) with respect thereto equal to the product of (i) the aggregate number of shares of Company Common Stock subject to such Company RSU and (ii) the Cash Consideration (collectively, the “RSU Consideration”). Each Company RSU that is subject to Section 409A of the Code shall vest as described in this Section 2.7(b) but will be settled in cash pursuant to the timing terms of the applicable award agreement and, therefore, the holder thereof will receive the RSU Consideration at the time prescribed by the applicable award agreement. As of the Effective Time, all Company RSUs that are not subject to Section 409A of the Code and which are outstanding immediately prior thereto, whether or not vested, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the RSU Consideration. As of the Effective Time, all Company RSUs that are subject to Section 409A of the Code and which are outstanding immediately prior thereto shall be fully vested as set forth above and shall remain outstanding to the extent provided in the applicable award agreement until such time as the RSU Consideration is distributed to the holder thereof. The RSU Consideration shall in all cases be paid in cash and shall not be subject to the proration contemplated by Section 2.3.

(c) As of the Effective Time, each restricted stock award granted under any Company Stock Plan (each a “Company RSA”, and together with the Company Options and the Company RSUs, the “Company Equity Awards”)) which is outstanding and unvested immediately prior thereto shall become fully vested as of the Effective Time and shall by virtue of the Mergers and without any action on the part of any holder of any Company RSA be automatically cancelled and the holder thereof will receive as soon as reasonably practicable following the Effective Time a cash payment (without interest) with respect thereto equal to the product of (i) the aggregate number of shares of Company Common Stock represented by such Company RSA and (ii) the Cash Consideration (collectively, the “RSA Consideration”, and, together with the Option Consideration and the RSU Consideration, the “Equity Award Consideration”). As of the Effective Time, all unvested Company RSAs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSA shall cease to have any rights with respect thereto, except the right to receive the RSA Consideration. The RSA Consideration shall in all cases be paid in cash and shall not be subject to the proration contemplated by Section 2.3.

(d) Amounts payable pursuant to this Section 2.7 shall be reduced by such amounts as the Exchange Agent, the Surviving Company or Parent is required to deduct and withhold pursuant to Section 3.7. At the direction of Parent, payment of any cash amounts to be paid pursuant to this Section 2.7 may be made through the Company’s (or the Surviving Company’s) payroll, in which case, Parent shall wire transfer immediately available funds to an account in the United States pursuant to wire transfer instructions furnished by the Company no later than three (3) business days prior to the Closing Date, and the Company shall promptly after Closing make the appropriate payments of the Equity Consideration through its payroll system.

3. EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1 Delivery of the Merger Consideration.  Prior to the Effective Time (and, with respect to Parent Stock, from time to time after the Effective Time as applicable), Parent shall deposit with the Exchange Agent, pursuant to an agreement providing for the matters set forth in this Section 3.1 and such other matters as may be appropriate and the terms of which shall be mutually acceptable to Parent and the Company, an amount in cash and certificates representing shares of Parent Stock sufficient to effect the conversion of each share of Company Common Stock (other than Excluded Shares) into the Merger Consideration pursuant to this Agreement.

3.2 Exchange Procedures.

(a) Promptly after the Effective Time, but in any event not more than five (5) Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record as of immediately prior to the Effective Time of Non-Electing Company Shares (each such holder, a “Non-Electing Company Holder”), subject to Section 2.3, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate representing any Non-Electing Company Shares held by such Non-Electing Company Holder shall pass, only upon delivery of the completed letter of transmittal and such Certificate to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company shall mutually agree) and (ii) instructions for use in effecting the surrender of each such Certificate in exchange for the total amount of Merger Consideration that such Non-Electing Company Holder is entitled to receive in exchange for such holder’s Non-Electing Company Shares in the Mergers pursuant to this Agreement. From and after the Effective Time, until surrendered as contemplated by this Section 3.2, each Certificate representing Non-Electing Company Shares held by a Non-Electing Company Holder shall be deemed to represent only the right to receive the total amount of Merger Consideration to which such Non-Electing Company Holder is entitled in exchange for such Non-Electing Company Shares as contemplated by Section 2.

(b)  Upon surrender by a Non-Electing Company Holder to the Exchange Agent of all Certificates representing such holder’s Non-Electing Company Shares, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, each Non-Electing Company Holder shall be entitled to receive in exchange therefor (and the Exchange Agent shall mail to such Non-Electing Holder within ten (10) Business Days following such surrender): (i) a certificate (or certificates in the aggregate) representing the number of whole shares of Parent Stock, if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates were converted in accordance with Section 2, and such Certificates so surrendered shall be forthwith cancelled, and (ii) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 3.7) equal to (A) the amount of cash (consisting of the Cash Consideration and cash in lieu of a fractional share of Parent Stock to be paid pursuant to Section 2.1(c)), if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates were converted in accordance with Section 2, plus (B) any cash dividends and other distributions that such holder has the right to receive pursuant to Section 3.3.

(c) As of the Effective Time, each former shareholder of the Company who properly made and did not revoke a Cash Election and/or a Stock Election shall be entitled to receive in exchange for such shareholder’s Electing Company Shares (and the Exchange Agent shall mail to such former shareholder within ten (10) Business Days following the Effective Time, unless such former shareholder is also a Non-Electing Company Holder, in which case the Exchange Agent shall include in its mailing to such former shareholder pursuant to Section 3.2(b)): (i) a certificate (or certificates in the aggregate) representing the number of whole shares of Parent Stock, if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates were converted in accordance with Section 2, and such Certificates so surrendered shall be forthwith cancelled, and (ii) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 3.7) equal to (A) the amount of cash (consisting of the Cash Consideration and cash in lieu of a fractional share of Parent Stock to be paid pursuant to Section 2.1(c)), if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates were converted in accordance with Section 2, plus (B) any cash dividends and other distributions that such holder has the right to receive pursuant to Section 3.3.

3.3 Dividends and Distributions.  No dividends or other distributions with respect to shares of Parent Stock shall be paid to the holder of any unsurrendered Certificate until such Certificate is surrendered as provided in this Section 3. Subject to the effect of applicable Laws, following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Stock issued in exchange for shares of Company Common Stock represented immediately prior to the Effective Time by such Certificate (i) when any payment or distribution of a certificate representing any share(s) of Parent Stock is made to such holder pursuant to Section 3.2(b) or (c), all dividends and other distributions payable in respect of such Parent Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) on the appropriate payment date, the dividends or other distributions payable with respect to such Parent Stock with a record date after the Effective Time but prior to surrender and with a payment date subsequent to such surrender. For purposes of dividends and other distributions in respect of Parent Stock, all shares of Parent Stock to be issued pursuant to the Mergers shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

3.4 Transfer Books; No Further Ownership Rights in Shares.  After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. After the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares, except the right to receive the Merger Consideration and such dividends and other distributions on or in respect of Parent Stock as provided herein or as otherwise provided by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in Section 2.

3.5 Termination of Fund; No Liability.  At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent (i) certificates representing shares of Parent Stock and (ii) cash held by the Exchange Agent for payment of Cash Consideration and cash payments in lieu of fractional shares of Parent Stock, in each case, not delivered to holders of Certificates. Thereafter, holders of Certificates shall be entitled to look only to Parent, which shall thereafter act as the Exchange Agent (subject to abandoned property, escheat or other similar Laws), as general creditors of Parent with respect to the delivery of the Merger Consideration (including payment of cash in lieu of fractional shares of Parent Stock). None of Parent, the Surviving Company and the Exchange Agent shall be liable to any Person for any Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law.

3.6 Lost, Stolen or Destroyed Certificates.  In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit attesting to that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Surviving Company, the delivery by such Person of a bond (in such amount as Parent or the Surviving Company may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Company on account of the alleged loss, theft or destruction of such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate a certificate representing shares of Parent Stock and/or deliver a check for Cash Consideration, and pay the cash in lieu of any fractional share of Parent Stock to which such holder is entitled, which constitute the total amount of Merger Consideration deliverable in respect of such Certificate as determined in accordance with Section 2.

3.7 Withholding Taxes.  Parent or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as Parent, or any affiliate (as defined under the Exchange Act (an “Affiliate”)) thereof, or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Parent or the Exchange Agent and paid over to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

3.8 Adjustments to Prevent Dilution.  Without limiting the other provisions of the Agreement, in the event that the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration and the Equity Award Consideration shall be equitably adjusted to reflect such change.

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company’s filings with the Securities and Exchange Commission (the “SEC”) required by the Securities Act (as defined below) or the Exchange Act (as defined below) (excluding any disclosures set forth in any section of any such report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or (b) in the disclosure schedule of the Company delivered to Parent concurrently herewith (the “Company Disclosure Schedule”) (with  specific reference to the section of this Agreement to which the information stated in such Company Disclosure Schedule relates; provided that (i) disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect (as hereinafter defined)), the Company hereby represents and warrants to Parent and Merger Subs as follows:

4.1 Corporate Organization.

(a) Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of the good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Subsidiaries, where the failure to be so organized, existing or in good standing, would not reasonably be expected to result in a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries has the requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority or possess Permits, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, would not reasonably be expected to result in a Company Material Adverse Effect. As used in this Agreement, the term “Company Material Adverse Effect” means (i) a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (ii) a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any effect on the Company or its Subsidiaries relating to or arising in connection with (A) any adverse change, effect, event or occurrence, state of facts or developments to the extent the public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith or otherwise with the consent of the other party hereto, including the impact thereof on the relationships of the Company or any of its Subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom the Company or any of its Subsidiaries has any relationship and including any litigation brought by any shareholder of the Company in connection with the transactions contemplated hereby, (B) any failure by the Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof, (C) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable or potentially applicable to the industries in which the Company or its Subsidiaries operate, (D) changes generally affecting the industries in which the Company or its Subsidiaries operate that are not specifically related to the Company and its Subsidiaries and do not have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, (E) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy or (F) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster.  As used herein, “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or any other entity that is consolidated with such Person for financial reporting purposes.

(b) The copies of the Articles of Incorporation and Bylaws of the Company, and similar organizational documents of each its Subsidiaries, which have previously been made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement. For purposes of this Agreement, all documents and other information posted in the online data room established by the Company prior to the date hereof shall be deemed to have been made available to Parent and Merger Subs.

(c) The minute books of the Company and each of its Subsidiaries previously made available to Parent contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken since January 1, 2008 of their respective shareholders, members, partners or other equity holders and Boards of Directors or other governing bodies (including committees of their respective Boards of Directors or other governing bodies) through the date hereof.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, without par value. As of the close of business on February 3, 2012 (the “Capitalization Date”), there were 14,330,035 shares of Company Common Stock outstanding. As of the close of business on the Capitalization Date, no shares of Company Common Stock were reserved or to be made available for issuance, except as set forth in Section 4.2(a) of the Company Disclosure Schedule. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 4.2(a) of the Company Disclosure Schedule, (ii) pursuant to any cashless exercise provisions of any Company Options or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations under the Company’s stock plans and arrangements set forth in Section 4.2(a) of the Company Disclosure Schedule (collectively, and in each case as the same may be amended to the date hereof, the “Company Stock Plans”), and (iii) as set forth elsewhere in this Section 4.2(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale, repurchase, redemption or issuance of any shares of Company Common Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of the Company capital stock (including any rights plan or agreement). Section 4.2(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of the aggregate number of shares of Company Common Stock issuable upon the exercise of each stock option or subject to each restricted stock award or restricted stock unit granted under the Company Stock Plans that was outstanding as of the Capitalization Date and the exercise price for each such stock option. Since the Capitalization Date, the Company has not (i) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than upon the exercise of employee stock options granted prior to such date and disclosed in this Section 4.2(a) or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations under the Company Stock Plans, or (ii) issued or awarded any options, restricted shares or other equity-based awards under the Company Stock Plans.

(b) Section 4.2(b) of the Company Disclosure Schedule lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of the Company.  Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries own, directly or indirectly, any equity or similar interest  in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity (other than its wholly owned Subsidiaries), with respect to which securities the Company or any of its Subsidiaries has invested (and currently owns) or is required to invest $2,000,000 or more. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company’s Subsidiaries free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, repurchase, sale, redemption or issuance of any shares of capital stock or any other equity security of any Subsidiary of the Company or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

4.3 Authority; No Violation.

(a) The Company has full corporate power and corporate authority to execute and deliver this Agreement and the Agreement of Merger and, subject to receipt of the Company Required Vote (as hereinafter defined), to consummate the transactions contemplated hereby and thereby. The Board of Directors of the Company (the “Company Board”) at a duly held meeting has (i) determined that this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby, including the Mergers, are in the best interests of the Company and its shareholders, (ii) approved this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby, including the Mergers, (iii) approved the execution and delivery of this Agreement and the Agreement of Merger, and (iv) subject to Section 7.7, recommended that the shareholders of the Company approve this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby, including the Mergers (the “Company Recommendation”), and directed that such matter be submitted for consideration by the Company’s shareholders at the Company Shareholder Meeting. None of the aforesaid actions by the Company Board has been amended, rescinded or modified as of the date of this Agreement. Except for the approval of this Agreement and the Agreement of Merger by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote (the “Company Required Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement, the Agreement of Merger or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Subs) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally (the “Bankruptcy and Equity Exceptions”). The Agreement of Merger, once duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Subs), will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

(b) Neither the execution and delivery of this Agreement or the Agreement of Merger by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby, including the Mergers will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or any of the similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the purchase or sale of any securities under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

4.4 Consents and Approvals.  No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or filings or registrations with, any federal, national, state, provincial or local government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization of competent jurisdiction (each a “Governmental Entity”) or with any third Person are necessary in connection with the execution and delivery by the Company of this Agreement or the Agreement of Merger or the consummation by the Company of the transactions contemplated hereby or thereby, including the Mergers, except for (a) any notices required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the Consents from, or registrations, declarations, notices or filings made to or with the Federal Communications Commission (the “FCC”) or any Governmental Entity (including any state or local public service or public utilities commission or other similar state or local regulatory bodies (collectively, the “State Regulators”) and local cable franchise authorities) (other than with respect to securities, antitrust, competition, trade regulation or similar laws), in each case as may be required in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement and are required in with respect to mergers, business combinations or changes in control of telecommunications companies generally, (c) the filing with the SEC of the Proxy Statement/Prospectus (as hereinafter defined) as well as any other filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act, (d) the filing of the Agreement of Merger and related certificates with the California Secretary pursuant to the CGCL and (e) other consents or approvals of, or filings or registrations with, Governmental Entities or third parties, the failure of which to be obtained or made would not be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Filings.  The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2010 (collectively, the “Company SEC Reports”). None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”). Each of the Company SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”) and the Exchange Act, each as in effect on the date so filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing).  None of the Company SEC Reports contained, when filed or, if amended or supplemented prior to the date hereof, as of the date of such amendment or supplement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is subject to ongoing SEC review. None of the Subsidiaries of the Company is required to file or furnish reports with the SEC pursuant to the Exchange Act.

4.6 Financial Statements.

(a) Each of the financial statements included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable), after giving effect to any restatements made by the Company prior to the date of this Agreement, fairly present in all material respects (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect) the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable), after giving effect to any restatements made by the Company prior to the date of this Agreement, complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP, as in effect on the date or for the period with respect to which such principles are applied, in all material respects consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(b). The Company (i) has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee and a copy has previously been made available to Parent.

4.7 Broker’s Fees.  Except for the Company’s engagement of UBS Securities LLC, neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Except as set forth in Section 4.8(a) of the Company Disclosure Schedule, since September 30, 2011, no event has occurred which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 4.8(b) of the Company Disclosure Schedule or as contemplated by this Agreement or permitted under Section 6.2, since September 30, 2011, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) As of the date of this Agreement, except as set forth in Section 4.9(a)(1) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company (as defined below), threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against the Company or any of its Subsidiaries that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.  “Knowledge of the Company” means the actual knowledge of the directors and executive officers of the Company listed in Section 4.9(a)(2) of the Company Disclosure Schedule, in each case without such individual being obligated to conduct any special inquiry or investigation into the affairs or records of the Company. The directors and executive officers of the Company listed in Section 4.9(a)(2) of the Company Disclosure Schedule shall not be deemed to have knowledge (actual, constructive or otherwise) of any fact, event, condition or occurrence known or deemed to be known by any other Person other than as expressly set forth in the foregoing sentence.

(b) As of the date of this Agreement, except as set forth in Section 4.9(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Taxes.

(a) Except as set forth in Section 4.10(a) of the Company Disclosure Schedule: (i) each of the Company and its Subsidiaries has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) paid in full all Taxes (as hereinafter defined) shown as due on such Tax Returns; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which deficiencies have not since been resolved; and (iii) there are no material Liens for Taxes upon the assets of either the Company or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.

(b) Since January 1, 2010, neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an “affiliated group” (other than a group the common parent of which is the Company) filing a consolidated federal income tax return, or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or non-U.S. law.

(c) Since January 1, 2010, except as set forth in Section 4.10(c) of the Company Disclosure Schedule, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(d) None of the Company or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(e) Neither the Company nor any of its Subsidiaries has granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(f) As used herein, “Taxes” shall mean all taxes, levies or other assessments imposed by any United States federal, state, local or non-U.S. taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.

(g) As used herein, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true and complete list or description of each material employee compensation or benefit plan, arrangement, policy, program or agreement and any material amendments or modifications thereof (including whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that is sponsored by, or maintained or contributed to as of the date of this Agreement by the Company or any of its Subsidiaries (collectively, the “Company Benefit Plans”). Copies of such Company Benefit Plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.

(b) Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, neither the Company nor any Person treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code maintains or is required to contribute to any Company Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, or (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law).

(c) The Company Benefit Plans and their related trusts intended to qualify under Sections 401 and 501(a) of the Code are subject to a favorable determination or opinion letter from the IRS and, to the Knowledge of the Company, nothing has occurred that is reasonably likely to result in the revocation of such letter, except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable laws except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, it being understood that it shall not be a breach of this representation or any other representation in this Agreement if as a result of the transactions contemplated by this Agreement (or otherwise on or after the date of this Agreement) any pension plan is required to be funded or terminated.

(e) As of the date of this Agreement, there are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, audits, examinations, administrative or other proceedings pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any related trust or other funding medium thereunder or with respect to the Company as the sponsor or fiduciary thereof, which would reasonably be expected to have a Company Material Adverse Effect.

4.12 Compliance With Applicable Law.

(a) Except as set forth in Section 4.12(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule or regulation of any Governmental Entity relating to the Company or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or violation would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received written notice of any violations of any of the above which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

(b) Since the enactment of the Sarbanes-Oxley Act, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing standards of the NASDAQ Stock Market, including those related to corporate governance.

4.13 Certain Contracts.

(a) Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which restricts the rights of the Company or any of its Subsidiaries to compete in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires the Company or any of its Subsidiaries to offer specified products or services to their customers on a priority or exclusive basis, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which relates to the incurrence of indebtedness in the principal amount of $4,000,000 or more, (v) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company or its Subsidiaries, or (vi) which involves the purchase or sale of assets with a purchase price of $750,000 or more in any single case or $4,000,000 in all such cases.  Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not publicly disclosed in the Company SEC Reports filed prior to the date hereof or set forth in Section 4.13(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries has received written notice of any material violation of a Company Contract by any of the other parties thereto. The Company has made available all contracts which involved payments by the Company or any of its Subsidiaries in fiscal year 2011 of more than $2,500,000 or which could reasonably be expected to involve payments during fiscal year 2012 of more than $2,500,000 other than any such contract that is terminable at will on sixty (60) days or less notice without payment of a penalty in excess of $2,500,000, other than any contract entered into on or after the date hereof that is permitted under the provisions of Section 6.2.

(b) Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding on the Company and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the Company, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of the Company or any of its Subsidiaries under any such Company Contract, except, in each case, with respect to the foregoing clauses (i) through (iii) as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.

4.14 Undisclosed Liabilities.  Except for (a) liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, (b) liabilities incurred in the ordinary course of business consistent with past practice, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, license, permit, lease or other instrument or obligation that is either (x) disclosed in the Company Disclosure Schedule or (y) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long such action does not result in a breach of this Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby or (e) liabilities that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected in the consolidated balance sheet of the Company.

4.15 Anti-Takeover Provisions.  No state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Mergers or any of the transactions contemplated by this Agreement.

4.16 Company Information.  The information relating to the Company and its Subsidiaries to be provided by the Company for inclusion in the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof as relate only to Parent, Merger Subs or any of their respective Subsidiaries) will comply as to form in all material respects with the Exchange Act.

4.17 Title to Property.

(a) Real Property.  Except as disclosed in Section 4.17(a) of the Company Disclosure Schedule, the Company and its Subsidiaries do not own any real property.  All real property and fixtures material to the business, operations or financial condition of the Company and its Subsidiaries are in substantially good condition and repair except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) Personal Property.  The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them on the date hereof, free and clear of all Liens other than Permitted Liens, except where the failure to have such title would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect. With respect to personal property used in the business of the Company and its Subsidiaries which is leased rather than owned, neither the Company nor any Subsidiary thereof is in default under the terms of any such lease the loss of which would reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.

(c) Leased Property. All leases of real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases real or personal property are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by the Company or such Subsidiary or, to the Knowledge of the Company, the lessors thereunder, or any event which with notice or lapse of time would constitute such a default, and in the case of real estate leases the Company or such Subsidiary quietly enjoys the premises provided for in such lease except, in each case, as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

As used herein, “Permitted Liens” means (i) Liens publicly disclosed in the Company SEC Reports filed prior to the date hereof, (ii) Liens disclosed in Section 4.17 of the Company Disclosure Schedule, (iii) Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, (iv) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (v) Liens imposed or promulgated by laws with respect to real property and improvements, including zoning regulations, (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business or (vii) Liens that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

4.18 Insurance.  The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practice (taking into account the cost and availability of such insurance), except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with their insurance policies, including any State Self Insurance program, and are not in default under any of the terms thereof, except for any such non-compliance or default that would not reasonably be expected to result in a Company Material Adverse Effect. Each such policy is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof) and, except as set forth on Section 4.18 of the Company Disclosure Schedule. All premiums and other payments due under any such policy have been paid.

4.19 Environmental Liability.  Except as set forth in Section 4.19 of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of any legal, administrative, arbitral or other proceedings, claims, actions, causes of action or, to the Knowledge of the Company, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably would reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under common law standards relating to protection of the environment or human health, or under any local, state or federal environmental statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, “Environmental Laws”), which liability or obligation would reasonably be expected to result in a Company Material Adverse Effect.  To the Knowledge of the Company, during or prior to the period of (a) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (b) its or any of its Subsidiaries’ participation in the management of any property, or (c) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third Person imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to result in a Company Material Adverse Effect.  To the Knowledge of the Company, the Company and its Subsidiaries are in compliance with all Environmental Laws, including possessing all material permits required for its currently conducted operations under applicable Environmental Laws, except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary (including Section 4.12), the representations and warranties of the Company in this Section 4.19 constitute the sole representations and warranties of the Company with respect to any matter (including any liability) relating to Environmental Laws.

4.20 Intellectual Property.  The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, trade secrets, designs, domain names, lists, data, databases, processes, methods, schematics, technology, know-how, documentation, and other proprietary intellectual property rights and any such rights in computer programs (collectively, “Intellectual Property Rights”) as used in their business as presently conducted, except where the failure to have the right to use such Intellectual Property Rights, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No actions, suits or other proceedings are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right owned by the Company or any of its Subsidiaries, expect for such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Company in this Section 4.20 constitute the sole representations and warranties of the Company with respect to any matter (including any liability) relating to intellectual property matters.

4.21 Communications Regulatory Matters.

(a) The Company and each of its Subsidiaries hold (i) all approvals, authorizations, certificates and licenses issued by the FCC or the State Regulators that are required for the Company and each of its Subsidiary to conduct its business as presently conducted, which approvals, authorizations, certificates and licenses are set forth in Section 4.21(a) of the Company Disclosure Schedule, and (ii) all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Entity that are required for the Company and each of its Subsidiaries to conduct its business, as presently conducted (clause (i) and (ii) collectively, the “Licenses”).

(b) Each License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity, unless such pending regulatory proceeding or judicial review would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, there has been no event, condition or circumstance that would preclude any License from being renewed in the ordinary course (to the extent that such License is renewable by its terms), except where the failure to be renewed would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The licensee of each License is in compliance with each License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the rules, regulations, policies, instructions and orders of the FCC or the State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.22 Labor Matters.  Neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving it or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

4.23 Transactions with Affiliates.  As of the date of this Agreement, there are no transactions, agreements, arrangements or understandings between the Company or any of the Subsidiaries of the Company, on the one hand, and any Affiliate of the Company (other than the Subsidiaries of the Company), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.24 Opinion of Financial Advisor.  The Company has received an opinion of UBS Securities LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, the consideration to be received in the Mergers by the holders of the Company Common Stock is fair, from a financial point of view, to the holders of the Company Common Stock. A written copy of such opinion will be furnished, for informational purposes, to Parent as promptly as practicable following the receipt thereof by the Company. It is agreed and understood that such opinion may not be relied on by Parent or Merger Subs.

4.25 Acknowledgement of the Company.  The Company acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of Parent and its Subsidiaries. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of Parent and Merger Subs contained in this Agreement and the Company (a) acknowledges that, other than as set forth in this Agreement, none of Parent, either Merger Sub nor any of their respective directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company or its agents or representatives prior to the execution of this Agreement, and (b) agrees, to the fullest extent permitted by law, that none of Parent, Merger Sub nor any of their respective directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to the Company on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to the Company prior to the execution of this Agreement.

4.26 No Other Representations or Warranties.  Except for the representations and warranties expressly contained in this Section 4, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company’s Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties expressly contained in this Section 4, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent, Merger Subs or any of their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates).

5. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as set forth in (a) Parent’s filings with the SEC required by the Securities Act or the Exchange Act (excluding any disclosures set forth in any section of any such report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or (b) in the disclosure schedule of Parent and Merger Subs delivered to the Company concurrently herewith (the “Parent Disclosure Schedule”) (with  specific reference to the section of this Agreement to which the information stated in such Parent Disclosure Schedule relates; provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Parent Material Adverse Effect (as hereinafter defined)), Parent and Merger Subs hereby represent and warrant to the Company as follows:

5.1 Corporate Organization.

(a) Parent and each Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Parent and each Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to result in a Parent Material Adverse Effect. The copies of the charter documents of Parent and each Merger Sub which have previously been made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.  As used in this Agreement, a “Parent Material Adverse Effect” means (i) a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole or (ii) a material adverse effect on Parent’s or either Merger Sub’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Parent Material Adverse Effect has occurred, there shall be excluded any effect on the Parent or its Subsidiaries relating to or arising in connection with (A) any adverse change, effect, event or occurrence, state of facts or developments to the extent the public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith or otherwise with the consent of the other party hereto, including the impact thereof on the relationships of Parent or any of its Subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom Parent or any of its Subsidiaries has any relationship and including any litigation brought by any shareholder of the Company or Parent in connection with the transactions contemplated hereby, (B) any failure by Parent to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof, (C) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP or regulatory accounting requirements applicable or potentially applicable to the industries in which Parent or its Subsidiaries operate, (D) changes generally affecting the industries in which Parent or its Subsidiaries operate that are not specifically related to Parent and its Subsidiaries and do not have a materially disproportionate adverse effect on the Parent and its Subsidiaries, taken as a whole, (E) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy or (F) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster.

(b) The copies of the Articles of Incorporation and Bylaws of Parent and each Merger Sub, and similar organizational documents of each its Subsidiaries, which have previously been made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

5.2 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. As of the close of business on February 3, 2012 (the “Parent Capitalization Date”), there were 29,869,510 shares of Parent’s Common Stock outstanding and no shares of Parent’s Preferred Stock outstanding. As of the close of business on the Capitalization Date, no shares of Parent Stock were reserved or to be made available for issuance, except as set forth in Section 5.2(a) of the Parent Disclosure Schedule. All of the issued and outstanding shares of Parent Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, (ii) pursuant to any cashless exercise provisions of any options or pursuant to the surrender of shares to Parent or the withholding of shares by Parent to cover tax withholding obligations under Parent’s stock plans and arrangements set forth in Section 5.2(a) of the Parent Disclosure Schedule (collectively, and in each case as the same may be amended to the date hereof, the “Parent Stock Plans”), and (iii) as set forth elsewhere in this Section 5.2(a), Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale, repurchase, redemption or issuance of any shares of Parent Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of the Parent capital stock (including any rights plan or agreement). Since the Parent Capitalization Date, Parent has not (i) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than upon the exercise of employee stock options granted prior to such date and disclosed in this Section 5.2(a) or pursuant to the surrender of shares to Parent or the withholding of shares by Parent to cover tax withholding obligations under the Parent Stock Plans, or (ii) issued or awarded any options, restricted shares or other equity-based awards under the Parent Stock Plans.

(b) The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and are owned, of record and beneficially, solely by Parent.  The authorized capital stock of Merger Sub II consists of 100 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and are owned, of record and beneficially, solely by Parent.

(c) Except as set forth in Section 5.2(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries own, directly or indirectly, any equity or similar interest  in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity (other than its wholly owned Subsidiaries), with respect to which securities Parent or any of its Subsidiaries has invested (and currently owns) or is required to invest $2,000,000 or more. Except as set forth in Section 5.2(c) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Parent’s Subsidiaries free and clear of any Liens and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither Parent nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, repurchase, sale, redemption or issuance of any shares of capital stock or any other equity security of any Subsidiary of Parent or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

5.3 Authority; No Violation.

(a) Parent and each Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby, including the Mergers, have been duly and validly approved by the Board of Directors of Parent (“Parent Board”) and each Merger Sub and no other corporate proceedings on the part of Parent or either Merger Sub are necessary to approve this Agreement, the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby, including the Mergers, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and each Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and each Merger Sub, enforceable against Parent and each Merger Sub in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions. The Agreement of Merger, once duly and validly executed and delivered by Parent and each Merger Sub (assuming due authorization, execution and delivery by the Company), will constitute a valid and binding obligation of Parent and each Merger Sub, enforceable against Parent and each Merger Sub in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

(b) Neither the execution and delivery of this Agreement or the Agreement of Merger by Parent or either Merger Sub, nor the consummation by Parent or either Merger Sub of the transactions contemplated hereby, including the Mergers will (i) violate any provision of charter documents of Parent or either Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Merger Subs or any of their respective Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Subs or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Subs or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which either individually or in the aggregate would not reasonably be expected to result in a Parent Material Adverse Effect.

5.4 Consents and Approvals.  Except as set forth in Section 5.4 of the Parent Disclosure Schedule, no Consents of, or filings or registrations with, any Governmental Entity or any third Person are necessary in connection with (a) the execution and delivery by Parent or Merger Subs of this Agreement or the Agreement of Merger or (b) the consummation by Parent or Merger Subs of the transactions contemplated hereby and thereby, including the Mergers, except for (i) any notices required to be filed under the HSR Act, (ii) the Consents from, or registrations, declarations, notices or filings made to or with the Federal FCC, or any Governmental Entity (including State Regulators) and local cable franchise authorities) (other than with respect to securities, antitrust, competition, trade regulation or similar laws), in each case as may be required in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement and are required in with respect to mergers, business combinations or changes in control of telecommunications companies generally, (iii) the filing with the SEC of the Proxy Statement/Prospectus (as hereinafter defined) as well as any other filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act, (iv) the filing of the Articles of Merger and related certificates with the California Secretary pursuant to the CGCL, (v) Consents or approvals of, or filings or registrations with, Governmental Entities or third parties, (vi) such filings and approvals as may be required to be made under the state blue sky or securities Laws or various states in connection with the issuance of shares of Parent Stock pursuant to this Agreement and (vii) such filings as may be required to cause the shares of Parent Stock to be issued pursuant this Agreement to be approved for listing on the NASDAQ Global Select Market, the failure of which to be obtained would not be reasonably expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Filings.  Parent has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2010 (collectively, the “Parent SEC Reports”). None of Parent’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. Each of the Parent SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, each as in effect on the date so filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing).  None of the Parent SEC Reports contained, when filed or, if amended or supplemented prior to the date hereof, as of the date of such amendment or supplement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports. To the Knowledge of Parent, as of the date hereof, none of the Parent SEC Reports is subject to ongoing SEC review. None of the Subsidiaries of Parent is required to file or furnish reports with the SEC pursuant to the Exchange Act.

5.6 Financial Statements.

(a) Each of the financial statements included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable), after giving effect to any restatements made by Parent prior to the date of this Agreement, fairly present in all material respects (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Parent Material Adverse Effect) the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable), after giving effect to any restatements made by Parent prior to the date of this Agreement, complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP, as in effect on the date or for the period with respect to which such principles are applied, in all material respects consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6(b). Parent (i) has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has previously been made available to the Company.

5.7 Broker’s Fees.  Except as set forth in Section 5.7 of the Parent Disclosure Schedule, neither Parent, Merger Subs nor any of their respective Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

5.8 Absence of Certain Changes or Events.

(a) Except as set forth in Section 5.8(a) of the Parent Disclosure Schedule, since September 30, 2011, no event has occurred which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as set forth in Section 5.8(b) of the Parent Disclosure Schedule or as contemplated by this Agreement or permitted under Section 6.3, since September 30, 2011, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

5.9 Legal Proceedings.

(a) Neither Parent, Merger Subs nor any of their respective Affiliates is a party to any, and there are no pending or, to the knowledge of Parent, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature challenging the validity or propriety of the transactions contemplated by this Agreement.  As used herein, “to the knowledge of Parent” shall mean the actual knowledge of the officers of Parent and Merger Subs listed in Section 5.9 of the Parent Disclosure Schedule.

(b) Except as set forth in Section 5.9(b) of the Parent Disclosure Schedule, there is no injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon Parent, Merger Subs or any of their respective Affiliates or the assets of Parent, Merger Subs or any of their respective Affiliates which has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Taxes.

(a) Except as set forth in Section 5.10(a) of the Parent Disclosure Schedule: (i) each of Parent and its Subsidiaries has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) paid in full all Taxes (as hereinafter defined) shown as due on such Tax Returns; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against Parent or any of its Subsidiaries which deficiencies have not since been resolved; and (iii) there are no material Liens for Taxes upon the assets of either Parent or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.

(b) Since January 1, 2010, neither Parent nor any of its Subsidiaries (i) is or has ever been a member of an “affiliated group” (other than a group the common parent of which is Parent) filing a consolidated federal income tax return, or (ii) has any liability for Taxes of any Person (other than Parent and its Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or non-U.S. law.

(c) Since January 1, 2010, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) has been entered into by or with respect to Parent or any of its Subsidiaries.

(d) None of Parent or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(e) Neither Parent nor any of its Subsidiaries has granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(f) To the Knowledge of Parent, it has not taken or agreed to take any action, failed to take any action, or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Mergers from constituting a reorganization within the meaning of Section 368(a) of the Code.

5.11 Employee Benefit Plans.  Except as set forth in Section 5.11 of the Parent Disclosure Schedule, neither Parent nor any Person treated as a single employer with Parent under Section 414(b), (c), (m) or (o) of the Code maintains or is required to contribute to any Company Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, or (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law).

5.12 Compliance With Applicable Law.

(a) Except as set forth in Section 5.12(a) of the Parent Disclosure Schedule, Parent and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule or regulation of any Governmental Entity relating to Parent or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or violation would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, and neither Parent nor any of its Subsidiaries has received written notice of any violations of any of the above which, individually or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.

(b) Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing standards of the NASDAQ Stock Market, including those related to corporate governance.

5.13 Certain Contracts.  (i) Each Parent Contract is valid and binding on Parent and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of Parent, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract, except, in each case, with respect to the foregoing clauses (i) through (iii) as would not reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect. As used in this Agreement, a “Parent Contract” means any contract, arrangement, commitment or understanding (whether written or oral) by which Parent or any of its Subsidiaries is a party to or is bound by (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which restricts the rights of Parent or any of its Subsidiaries to compete in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires Parent or any of its Subsidiaries to offer specified products or services to their customers on a priority or exclusive basis, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which relates to the incurrence of indebtedness in the principal amount of $4,000,000 or more, (v) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Parent or its Subsidiaries, or (vi) which involves the purchase or sale of assets with a purchase price of $750,000 or more in any single case or $4,000,000 in all such cases.

5.14 Undisclosed Liabilities.  Except for (a) liabilities that are fully reflected or reserved against on the consolidated balance sheet of Parent included in Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, (b) liabilities incurred in the ordinary course of business consistent with past practice, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, license, permit, lease or other instrument or obligation that is either (x) disclosed in the Parent Disclosure Schedule or (y) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long such action does not result in a breach of this Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby or (e) liabilities that would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected in the consolidated balance sheet of Parent.

5.15 Environmental Liability.  Except as set forth in Section 5.15 of the Parent Disclosure Schedule, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any written notice of any legal, administrative, arbitral or other proceedings, claims, actions, causes of action or, to the Knowledge of Parent, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably would reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under Environmental Laws, which liability or obligation would reasonably be expected to result in a Parent Material Adverse Effect.  To the Knowledge of Parent, during or prior to the period of (a) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (b) its or any of its Subsidiaries’ participation in the management of any property, or (c) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third Person imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to result in a Parent Material Adverse Effect.  To the Knowledge of Parent, Parent and its Subsidiaries are in compliance with all Environmental Laws, including possessing all material permits required for its currently conducted operations under applicable Environmental Laws, except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary (including Section 5.12), the representations and warranties of Parent in this Section 5.15 constitute the sole representations and warranties of Parent with respect to any matter (including any liability) relating to Environmental Laws.

5.16 Financing.

(a) Parent has delivered to the Company true, correct and complete copies of the executed commitment letter from Morgan Stanley Senior Funding, Inc. including any related fee letter in redacted form (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender party or parties thereto have committed to lend the amounts set forth therein on the terms set forth therein to Consolidated Communications, Inc., a Subsidiary of Parent (“CCI” ) for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”).

(b) As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect.  The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of CCI and, to the knowledge of Parent as of the date hereof, the other party or parties thereto. There are no side letters or other agreements, contracts or arrangements (except for customary fee letters and engagement letters, complete copies of which have been provided to the Company, with only the fee amounts and certain other terms (none of which would adversely affect the amount or availability of the Debt Financing) redacted) relating to the Debt Financing between Parent, Merger Subs and CCI, on the one hand, and the provider or providers of the Debt Financing, on the other hand. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of CCI under any term, or a failure of any condition, of the Debt Commitment Letter. Assuming the accuracy of the representations and warranties set forth in Section 4 and compliance by the Company with its covenants and agreements hereunder, as of the date of this Agreement neither Parent nor Merger Subs has reason to believe that CCI would be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by it. Parent, CCI and/or Merger Subs have fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 4 and compliance by the Company of its covenants and agreement hereunder and subject to the satisfaction of the conditions of the Debt Financing, the aggregate proceeds from the Debt Financing, together with the cash and cash equivalents available to the Company (not needed for other purposes), are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and each Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration, the Equity Award Consideration and the payment of all associated costs and expenses of the Mergers (including any repayment or refinancing of indebtedness of Parent, Merger Subs or the Company required in connection therewith). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Debt Financing, other than as expressly set forth in or contemplated by the Debt Commitment Letter.

(c) As of the date hereof, Parent has no knowledge of any direct or indirect limitation or other restriction on the ability of the lender parties to the Debt Commitment Letter to provide financing for other potential purchasers of the Company.

5.17 Parent Information.  The information relating to Parent and its Subsidiaries (including Merger Subs) to be provided by Parent to be contained in the Proxy Statement/Prospectus, any filing pursuant to Rule 14a-12 or Rule 14a-6 under the Exchange Act or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.18 No Business Activities by Merger Subs.  All of the outstanding capital stock of each Merger Sub is owned by Parent.  Neither Merger Sub is not a party to any contract and has not conducted any activities other than in connection with the organization of such Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.  Neither Merger Sub has any Subsidiaries.

5.19 Ownership of Company Common Stock; No Other Agreements.  Neither Parent, Merger Subs nor any of their respective Subsidiaries or, to the knowledge of Parent, any of their respective Affiliates or associates (as such term is defined under the Exchange Act) (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (a) or (b), any Company Common Stock, in each case, except in accordance with this Agreement, including the Merger.  Neither Parent, Merger Subs nor any of their respective Subsidiaries or, to the knowledge of Parent, any of their respective Affiliates or associates (as such term is defined under the Exchange Act) has entered into any contract or agreement with any officer or director of the Company in connection with the transactions contemplated by this Agreement.

5.20 Acknowledgement of Parent.  Parent acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the Company and its Subsidiaries. In entering into this Agreement, Parent has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement and Parent (a) acknowledges that, other than as set forth in this Agreement, none of the Company nor any of its respective directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or its agents or representatives prior to the execution of this Agreement, and (b) agrees, to the fullest extent permitted by law, that none of the Company nor any of its respective directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Parent on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Parent prior to the execution of this Agreement.

5.21 No Other Representations or Warranties.  Except for the representations and warranties expressly contained in this Section 5, none of Parent, either Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to the Parent, Parent’s Subsidiaries, either Merger Sub or the transactions contemplated by this Agreement, and Parent disclaims any other representations or warranties, whether made by Parent, either Merger Sub or any of their respective affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties expressly contained in this Section 5, each of Parent and each Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Company or any of its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any director, officer, employee, agent, consultant, or representative of Parent or any of its Affiliates).

6. COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Business of the Company Prior to the Effective Time.  Except as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course.

6.2 Company Forbearances.  Except as set forth in Section 6.2 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable law, rule or regulation, or by any Governmental Entity or as required by a Company Benefit Plan or as required by any agreement in effect on the date hereof (true and correct copies of which have been delivered to Parent prior to the date of this Agreement), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed); provided, however, that consent of Parent shall be deemed to have been given if Parent does not object within five (5) business days from the date on which request for such consent is provided by the Company to Parent pursuant to the requirements of Section 10.3:

(a) (i) adjust, split, combine or reclassify its capital stock, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except that (x) the Company may declare and pay regular quarterly cash dividends of $0.10 per share and (y) any wholly owned Subsidiary of the Company may declare and pay dividends to its parent and other wholly owned Subsidiaries of the Company, (iii) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except pursuant to the exercise of stock options or vesting of Company RSUs or restricted Company Common Stock outstanding as of the date hereof or permitted to be issued under this Section 6.2 or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations under the Company Stock Plans), or (iv)  grant any stock appreciation rights or grant any Person any right to acquire any shares of its capital stock except in the ordinary course of business in accordance with past practice, or issue, or commit to issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale grant, disposition, pledge or other encumbrance of, any additional shares of capital stock (except pursuant to the exercise of stock options or vesting or settlement of awards under the Company Stock Plans outstanding as of the date hereof or permitted to be issued under this Section 6.2), any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock, or any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of this Agreement;

(b) sell, transfer, mortgage, encumber or otherwise dispose of any of its material assets or material properties to any Person (other than a direct wholly owned Subsidiary), by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, in each case, except (i) in the ordinary course of business consistent with past practice, including sales of repossessed assets, (ii) dispositions of obsolete or worthless assets, (iii) sales of loans, receivables and other assets in the ordinary course of business consistent with past practice and (iv) sales of immaterial assets which involve the sale of assets with a purchase price of $750,000 or less in any single case or $3,000,000 in all such cases;

(c) make any investment or acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets, in or from any other Person other than a wholly owned Subsidiary of the Company, except (i) as expressly required by the terms of any contracts or agreements in force at the date of this Agreement and set out in Section 6.2(c) of the Company Disclosure Schedule, (ii) as otherwise permitted by this Section 6.2, and (iii) other acquisitions in the ordinary course of business consistent with past practice and, in any case, involving consideration in an aggregate amount not in excess of $5,000,000;

(d) enter into, renew, extend, amend or terminate any contract, lease or agreement that is or would be a Company Contract;

(e) other than general pay increases, including in connection with promotions, made in the ordinary course of business consistent with past practice, for employees, directors or independent contractors generally or as provided by any agreement in effect on the date hereof (true and correct copies of which have been delivered to Parent prior to the date of this Agreement), (i) increase, or commit to increase, the compensation or severance payable (including by granting or increasing the rate or terms of any salary, bonus, pension or other compensation pursuant to the terms of any employee benefit plan, policy, agreement or arrangement) to any of its employees, directors or independent contractors, (ii) pay any severance other than in the ordinary course of business consistent with past practice or (iii) except as may be required, or advisable, to comply with applicable law or contract, amend, establish or enter into any pension, retirement, profit-sharing, severance, retention or welfare benefit plan or agreement or incentive or employment, agreement with or for the benefit of any employee, director or independent contractor or accelerate the vesting of any stock options or other stock-based compensation;

(f) amend its Articles of Incorporation, bylaws or similar governing documents or similar organizational documents of any of Subsidiary of the Company;

(g) enter into any new material line of business outside of its existing business;

(h) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit issued by the FCC or any State Regulator;

(i) incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another Person, or make any loans, advances of capital contributions to, or investments in, any other Person, except in the ordinary course of business consistent with past practice;

(j) make or change any material Tax election or settle or compromise any material Tax liability of the Company or any of its Subsidiaries;

(k) make any material changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP;

(l) effect or permit, with respect to the Company and any Subsidiary of the Company, a “plant closing” or “mass layoff”, as such terms are defined under the Worker Adjustment and Retraining Act of 1988, as amended;

(m) except as permitted pursuant to Section 7.7, take any action that is intended or may reasonably be expected to result in any of the conditions to the Mergers set forth in Section 8.1 or 8.2 not being satisfied; or

(n) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.2.

6.3 Parent Forbearances.  Except as set forth in Section 6.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable law, rule or regulation, or by any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed); provided, however, that consent of the Company shall be deemed to have been given if the Company does not object within five (5) business days from the date on which request for such consent is provided by Parent to the Company pursuant to the requirements of Section 10.3:

(a) engage in any material repurchase of, or any recapitalization or other change, restructuring or reorganization with respect to, Parent Stock, including payment of any dividend or other distribution in respect to shares of Parent Stock (other than Parent’s regular quarterly cash dividends);

(b) (i) alter through merger, liquidation, reorganization, restructuring or in any other manner the corporate structure or organization of Parent or (ii) engage in any action or enter into any transaction or series of transactions, or permit any action to be taken or transaction or series of transactions to be entered into, that, in the case of either clause (i) or clause (ii), could reasonably be expected to delay the consummation of, or otherwise adversely affect, the Mergers or any of the other Transactions, including (x) withdrawing or modifying, in a manner adverse to the Company, the approval by the Parent Board of this Agreement, the Mergers or the issuance of Parent Stock or (y) engaging in any action or entering into any transaction or series of transactions, or permitting any action to be taken or transaction or series of transactions to be entered into, that could reasonably be expected to delay or otherwise adversely affect the funding of the full amount of the Debt Financing or the ability of Parent and Merger Subs to pay the aggregate amount of cash consideration for the shares of Company Common Stock determined pursuant to Article III (including the aggregate Cash Consideration and cash in lieu of fractional shares of Parent Stock to be paid pursuant to Section 3.1(d));

(c) without limiting the generality of Section 6.2(b), acquire (whether through merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any equity in any Person or any business or division thereof, unless such acquisition or agreement would not (i) impose any delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Mergers or any of the other Transactions or the expiration or termination of any waiting period under the HSR Act or other Law, (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Mergers or any of the transactions contemplated by this Agreement or (iii) increase the risk of not being able to remove any such order on appeal or otherwise;

(d) adopt any amendments to the Certificate of Incorporation or Bylaws of Parent (or similar organizational documents of any of Subsidiary of Parent) which would alter any of the terms of Parent Stock; or

(e) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.3.

7. ADDITIONAL AGREEMENTS

7.1 Proxy Statement/Prospectus; Parent Registration Statement; Other Filings.  Parent and the Company shall together, or pursuant to an allocation of responsibility to be agreed upon between them:

(a) prepare and file with the SEC as soon as is reasonably practicable (i) joint proxy materials of the Company and Parent (the “Proxy Statement/Prospectus”) under the Exchange Act with respect to the Company Shareholder Meeting and the Parent Shareholder Meeting, and (ii) a Registration Statement on Form S-4 or other appropriate Form under the Securities Act (the “Parent Registration Statement”) with respect to the issuance of shares of Parent Stock pursuant to the Mergers (the “Parent Stock Issuance”) in which the Proxy Statement/Prospectus shall be included as a prospectus;

(b) use commercially reasonable efforts to have, as promptly as practicable, (i) the Proxy Statement/Prospectus cleared by the SEC under the Exchange Act and (ii) the Parent Registration Statement declared effective by the SEC under the Securities Act;

(c) take all such action as shall be required under applicable state blue sky or securities Laws in connection with the transactions contemplated by this Agreement; and

(d) cooperate with each other in determining whether any filings are required to be made or consents are required to be obtained in any foreign jurisdiction prior to the Effective Time in connection with the transactions contemplated by this Agreement, and in making any such filings promptly and in seeking to obtain timely any such consents.

7.2 Access to Information.

(a) Upon reasonable prior notice and subject to applicable law, the Company shall, and shall cause each of its Subsidiaries to, afford to the directors, officers, managers, members, partners, employees, investment bankers, advisors, consultants, accountants, counsel, lenders, agents and representatives (collectively “Representatives”) of Parent access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent all information concerning its business, properties and personnel as Parent may reasonably request. At the request of Parent, the Company shall use its commercially reasonable efforts to comply with its obligations under the preceding sentence by providing electronic access to such documents and information on the online data room established by the Company prior to the date hereof. Notwithstanding any other provision of this Agreement, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (A) violate or prejudice the rights of its customers or employees, (B) jeopardize the attorney-client privilege of the institution in possession or control of such information, (C) contravene, violate or breach any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement in the ordinary course of business consistent with past practice or (D) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened litigation between the parties hereto over the terms of this Agreement.

(b) All information and materials furnished pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement, dated January 19, 2012, between Parent and the Company (the “Confidentiality Agreement”).  The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 7.2(a), and neither Parent nor Merger Sub may rely  on the accuracy of any such information, in each case other than as expressly set forth in the Company's representations and warranties contained in Section 4.

7.3 Shareholder Meetings.

(a) Company Shareholder Meeting. Following the clearance of the Proxy Statement/Prospectus by the SEC and subject to the other provisions of this Agreement, the Company shall duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of voting upon the approval of this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby, including the Mergers.  Subject to Section 7.7, the Proxy Statement/Prospectus shall include the Company Recommendation.  Subject to Section 7.7, the Company will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby, including the Mergers.  Notwithstanding any other provision hereof, the Company may postpone or adjourn the Company Shareholder Meeting: (a) with the consent of Parent; (b) for the absence of a quorum; or (c) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Company Shareholder Meeting.

(b) Parent Shareholder Meeting. Following the clearance of the Proxy Statement/Prospectus by the SEC and subject to the other provisions of this Agreement, Parent shall duly call, give notice of, convene and hold a special meeting of its shareholders (the “Parent Shareholder Meeting”) for the purpose of voting upon the approval the issuance of shares of Parent Stock pursuant to the Mergers and this Agreement, as required under the NASDAQ Listing Rules.  The Parent Board shall recommend a vote in favor of the issuance of the Parent Stock in connection with the Mergers and include in the Proxy Statement/Prospectus such recommendation.  Parent will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of the issuance of the Parent Stock in connection with the Mergers.  Notwithstanding any other provision hereof, Parent may postpone or adjourn the Parent Shareholder Meeting: (a) with the consent of the Company; (b) for the absence of a quorum; or (c) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Parent Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by Parent’s shareholders prior to the Parent Shareholder Meeting.

7.4 Further Actions.

(a) Subject to the terms and conditions of this Agreement, each of Parent, Merger Subs and the Company shall, and shall cause their respective Subsidiaries to, use their commercially reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Section 8 hereof, to consummate the transactions contemplated by this Agreement; and (ii) to promptly prepare, file and provide to third parties and Governmental Entities all applications, statements, notices, petitions, registrations, requests, declarations and filings which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers), to obtain (and to cooperate with the other party to obtain) as promptly as practicable all material permits, Consents, registrations, authorizations and exemptions of or from all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers), and to comply with the terms and conditions of all such permits, Consents, registrations, authorizations and exemptions of all such third parties and Governmental Entities. Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, shareholders and Representatives and such other matters as may be reasonably necessary or advisable in connection with any application, statement, notice, petition, registration, request, declaration or filing made or provided by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 7.4(a), each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and thereafter make any other required submissions with respect to the transactions contemplated hereby under the HSR Act and to take all other appropriate actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.  Notwithstanding any other provision of this Agreement to the contrary, Parent agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition law that may be asserted by any Governmental Entity or any other third Person so as to enable the parties hereto to consummate the Mergers as soon as practicable, including committing to and/or effecting, by consent decree, hold separate orders, or otherwise, the sale or disposition of such of the shares of Company Common Stock, or its or the Company’s or their subsidiaries’ assets, as are required to be divested or entering into such other arrangements as are required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Mergers.

(c) Nothing in this Section 7.4 shall be deemed to prevent the Company or the Company Board from taking any action they are permitted or required to take under, and in compliance with, Section 7.7 or are required to take under applicable law.

7.5 Employees; Employee Benefit Plans.

(a) Parent shall, or shall cause the Surviving Company and its Subsidiaries to, (i) give those employees who are, as of the Effective Time, employed by the Company and its Subsidiaries (the “Continuing Employees”) full credit for purposes of determining eligibility and vesting (but not for purposes of any benefit accruals) under any employee benefit plans or arrangements maintained by Parent (other than any defined benefit or equity-based plans), including, but not limited to, vacation and paid time off accruals, the Surviving Company or any Subsidiary of Parent or the Surviving Company (collectively, the “Parent Plans”) for such Continuing Employees’ service with the Company or any of its Subsidiaries (or any predecessor entity) to the same extent recognized by the Company and its Subsidiaries; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Effective Time to the same extent waived by the Company and its Subsidiaries or otherwise not subject to a limitation by the Company and its Subsidiaries; (iii) provide credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs; and (iv) honor in accordance with their terms all employee benefit plans or arrangements maintained by the Company immediately prior to the Effective Time.

(b) From a period of one (1) year from and after the Effective Time, and subject to the immediately following sentence, Parent shall, or shall cause the Surviving Company and its Subsidiaries to, provide to the Continuing Employees compensation and benefit arrangements that are no less favorable in the aggregate than the compensation and benefit arrangements that are provided to similarly situated employees of Parent; provided, however, that in no event shall such Continuing Employees compensation and benefit arrangements be less favorable in the aggregate than such Continuing Employees’ current compensation and benefit arrangements.  As soon as practicable after the Effective Time, Parent shall, or shall cause the Surviving Company and its Subsidiaries to, cause the Continuing Employees to commence participation in such Parent Plans as are provided to similarly situated employees of Parent. From and after the Effective Time, Parent and the Surviving Company shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any of its or their employees.

(c) The provisions of this Section 7.5 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Continuing Employees, present or former employees or directors, consultants or independent contractors of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.5) under or by reason of any provision of this Agreement. Nothing contained in this Section 7.5 or elsewhere in the Agreement shall be construed to prevent, from and after the Effective Time, the termination of employment of any individual Continuing Employee or, subject to the provisions of Sections 7.5(a) and 7.5(b), any change in the employee benefits available to any Continuing Employee or the amendment or termination of any particular Plan in accordance with its terms.

7.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Company shall jointly and severally: (i) indemnify and hold harmless (A) each individual who served as a director or officer of the Company or its Subsidiaries prior to the Effective Time and (B) the individual identified on Section 7.6 of the Company Disclosure Schedule (collectively, the “Indemnified Parties”) (in such Person’s capacity as such and not as shareholders of the Company or any of its Subsidiaries) to the fullest extent authorized or permitted by California law, as now or hereafter in effect, in connection with any Claim (as defined below) and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by California law, as now or hereafter in effect, any Expenses (as defined below) incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but in the case of advancement of Expenses upon receipt of an undertaking, to the extent required by applicable law, from such Indemnified Party to repay such advanced Expenses if it is determined by a court of competent jurisdiction in a final order that such Indemnified Party was not entitled to indemnification hereunder with respect to such Expenses.  In the event any Claim is brought against any Indemnified Party, Parent and the Surviving Company shall each use all commercially reasonable efforts to assist in the vigorous defense of such matter, provided that neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any Claim (and in which indemnification could be sought by such Indemnified Party hereunder) without the prior written consent of such Indemnified Party if and to the extent the claimant seeks any non-monetary relief (including any admission of liability or guilt) from such Indemnified Party.  Notwithstanding the foregoing, an Indemnified Party shall be entitled to control the defense of any action, suit, investigation or proceeding with counsel of its own choosing reasonably acceptable to Parent and Parent and the Surviving Company shall cooperate in the defense thereof; provided, that Parent shall not be liable for the fees of more than one counsel for all Indemnified Parties, other than local counsel, unless a conflict of interest shall be caused thereby. The indemnification and advancement obligations of Parent and the Surviving Company pursuant to this Section 7.6(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement by the Company Board  and the Company’s shareholders and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification and advancement conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or its Subsidiaries at or prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives.  In connection with any determination as to whether the Indemnified Parties are entitled to the benefits of this Section 7.6, the burden of proof shall be on Parent and the Surviving Company to establish that an Indemnified Party is not so entitled.  As used in this Section 7.6(a), (A) the term “Claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company, any Governmental Entity or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company, any of its Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request the Company or any of its Subsidiaries; and (B) the term “Expenses” means attorneys’ fees and all other costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.6(a), including any action relating to a claim for indemnification or advancement brought by an Indemnified Party.

(b) From the Effective Time and for a period of six (6) years thereafter, Parent and the Surviving Company shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any Indemnified Party providing for the indemnification of and advancement of expenses to such Indemnified Party.

(c) Without limiting any of the obligations under paragraph (a) of this Section 7.6, Parent agrees that all rights to indemnification and advancement of expenses and all limitations of liability existing in favor of the Indemnified Parties as provided in the Company’s Articles of Incorporation or Bylaws or in the corresponding constituent documents of any of the Company’s Subsidiaries as in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Mergers and shall continue in full force and effect thereafter, without any amendment thereto.

(d) If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Company, as the case may be (including Parent’s ultimate parent entity, if applicable), assume all of the obligations of Parent and the Surviving Company set forth in this Section 7.6.

(e) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).  If the Company or the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof.

(f) The provisions of this Section 7.6 shall survive the consummation of the Mergers and (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent or the Surviving Company under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 7.6 without the consent of such affected Indemnified Party.  Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 7.6. Parent and the Surviving Company, jointly and severally, shall pay all expenses, including reasonable fees and expenses of counsel, that an Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 7.6.

7.7 No Solicitation.

(a) During the period beginning on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.1, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall instruct and cause its and its Subsidiaries’ other Representatives to, cease and cause to be terminated any discussions or negotiations with any Person that would otherwise be prohibited by this Section 7.7(a). Promptly following the execution of this Agreement, the Company shall deliver a written notice to each such Person to the effect that, subject to the provisions of this Section 7.7, the Company is ending all discussions and negotiations with such Person with respect to any Alternative Proposal, effective on and from date of this Agreement, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and/or its Subsidiaries. Subject to the provisions of this Section 7.7, during the period commencing on the date of this Agreement and continuing until the earlier to occur of the Effective Time and the Termination Date, the Company and its Subsidiaries shall not, and shall cause its and their respective Representatives not to, directly or indirectly, (i) solicit (including by way of furnishing non-public information), initiate or knowingly encourage or facilitate any inquiry with respect to, or the making, submission or announcement of, any proposal or offer that constitutes, or is reasonably expected to lead to, an Alternative Proposal, (ii) furnish to any Person (other than Parent or Merger Subs or their respective designees) any non-public information relating to the Company and/or its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and/or its Subsidiaries (other than Parent or Merger Subs or their respective designees), in any such case relating to an Alternative Proposal or any inquiries or the making of any proposal that could lead to an Alternative Proposal, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Alternative Proposal with any Person, except to notify such Person as to the existence and content of the provisions of this Section 7.7, or (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement (except for any portion of any such standstill or confidentiality agreement that restricts the ability of a Person to communicate an Alternative Proposal to Company Board), or anti-takeover laws.

(b) Notwithstanding anything to the contrary set forth in this Section 7.7 or elsewhere in this Agreement, until the Agreement of Merger contained in this Agreement shall have been approved by the Company Required Vote, the Company may, directly or indirectly through one or more Affiliates or Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company and/or its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company and/or its Subsidiaries to, a Person or group of Persons that makes a bona fide Alternative Proposal (under circumstances in which the Company has complied with its non-solicitation obligations under Section 7.7(a)); provided, however, that the Company shall promptly make available to Parent and Merger Subs any material non-public information concerning the Company and/or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Subs or their respective Representatives (which requirement may be satisfied by posting such information in the online data room established by the Company prior to the date hereof); and provided further that, prior to initiating any such action, the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Alternative Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and provided further that prior to furnishing such information or access to, or entering into substantive discussions (except as to the existence of this Section 7.7) or negotiations with, such Person(s), (A) the Company receives from such Person(s) an executed Acceptable Confidentiality Agreement and (B) the Company notifies Parent to the effect that it intends to furnish information or access to, or intends to enter into substantive discussions or negotiations with, such Person(s).

(c) Except as provided by Section 7.7(d), at any time after the execution of this Agreement, the Company Board shall not:

(i) resolve to withdraw, modify or qualify and/or withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent and Merger Subs (a “Company Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Acquisition Agreement”) relating to an Alternative Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of Section 7.7(b)) or authorize, approve or publicly recommend an Alternative Proposal or any agreement, understanding or arrangement relating to an Alternative Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of Section 7.7(b)).

(d) Notwithstanding anything to the contrary set forth in this Agreement, if the Company is then in receipt of a bona fide written Alternative Proposal from any Person that is not withdrawn and that the Company Board concludes in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, the Company Board may (1) effect a Company Recommendation Change, and/or (2) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, to the shareholders of the Company any Superior Proposal and authorize the Company to terminate this Agreement in accordance with Section 9.1(c)(ii) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal (provided, however, that in such event under this clause (2), the Company concurrently terminates this Agreement pursuant to Section 9.1(c)(ii) and enters into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal), then the Company Board may effect a Company Recommendation Change, if and only if:

(i) the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that failure to take such action would be inconsistent with the directors’ exercise of their fiduciary obligations to the shareholders of the Company under applicable laws; and

(ii) in the case of clause (x)(2) above, the Company shall have validly terminated this Agreement in accordance with Section 9.1(c)(ii), including the payment of the Termination Fee in accordance with Section 9.2(a).

(e) The Company shall keep Parent reasonably informed regarding the matters contemplated by this Section 7.7 (including any Alternative Proposals). Without limiting the generality of foregoing, (i) the Company shall promptly notify Parent if any proposals or offers with respect to an Alternative Proposal are received by the Company or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such proposals or offers (including any material amendments thereto), including any change in the Company’s intentions as previously notified, and (ii) the Company agrees that it will promptly notify Parent if any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.  The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to its shareholders a position contemplated by Rules 14d-9 or 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its shareholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s shareholders under applicable law or would constitute a violation of applicable law. It is understood and agreed that, for purposes of this Agreement (including Section 9), a factually accurate public statement by the Company that describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Company Board, shall not constitute a Company Recommendation Change or an approval or recommendation with respect to any Alternative Proposal.

(g) Other than with respect to the Debt Commitment, neither Parent nor Merger Subs, nor any of their respective Affiliates, shall make or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person, or have any discussions or other communications with any other Person, in any such case with respect to any Alternative Proposal involving the Company.

(h) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” shall mean a customary confidentiality and standstill agreement that contains confidentiality and standstill provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided, however, that such confidentiality agreement shall not be required to restrict a Person from communicating an Alternative Proposal to the Company Board) or, to the extent applicable, a confidentiality agreement entered into prior to the execution of this Agreement.

(ii) “Alternative Proposal” shall mean any proposal, indication or offer, including any proposal, indication or offer from or to the Company’s shareholders, made by any Person or group (as defined under Rule 13(d) of the Exchange Act) other than Parent or its Subsidiaries and/or Affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any (i) transaction or series of transactions (including any merger, reorganization, share exchange, consolidation, business combination, joint venture, partnership, recapitalization, dissolution, liquidation or similar direct or indirect transaction involving the Company and/or any Subsidiary or Subsidiaries of the Company or the issuance or acquisition of shares of Company Common Stock or other equity securities of the Company whose business or businesses constitute twenty percent (20%) (in number or voting power) or more of the assets, revenues or earnings of the Company and its Subsidiaries, taken as a whole, (ii) acquisition, license or purchase of assets of the Company and/or its Subsidiaries equal to twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable or (iii) acquisition of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of equity interests representing a twenty percent (20%) or greater economic or voting interest in the Company or tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group (as defined under Rule 13(d) of the Exchange Act) beneficially owning equity interests representing a twenty percent (20%) (in number or voting power) or greater economic or voting interest in the Company.

(iii) “Superior Proposal” shall mean any bona fide Alternative Proposal (except that references to “twenty percent (20%) or more” in the definition thereof will be deemed to be references to “fifty percent (50%) or more”) made by any Person that is on terms that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel and after taking into account all legal, financial (including the financing terms thereof), regulatory, timing and other aspects of the proposal, as well as any modification to this Agreement that Parent and Merger Subs propose to make in accordance with Section 7.7(d)(ii), are more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement.

7.8 Standstill.  Until the earlier of the Effective Time or the termination of this Agreement, neither Parent nor any of its Affiliates shall (a) purchase any shares of Company Common Stock or any security of the Company that is convertible into Company Common Stock in the open market or in privately negotiated transactions or (b) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing or (c) commence a tender offer or exchange offer.

7.9 Section 16 Matters.  Prior to the Effective Time, the Company Board shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.10 Financing.

(a) Parent and Merger Subs acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the Effective Time, incur any liability to any Person under any financing that Parent and Merger Subs may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 7.10 and that Parent and Merger Subs shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith.

(b) Each of Parent and Merger Subs shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including: (i) entering into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter as promptly as practicable after the date hereof, (ii) satisfying, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Subs, CCI or their respective Representatives that are within their respective control in such definitive agreements and (iii) using commercially reasonable efforts to cause the lenders and any other Persons providing the Debt Financing to fund the Debt Financing at the Closing.

(c) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter without the prior written consent of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent to consummate the Mergers and the other transactions contemplated by this Agreement or (B) adversely impact the ability of Parent, Merger Sub or CCI to enforce its rights against the other parties to the Debt Commitment Letter. Parent shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Debt Commitment Letter.

(d) In no event shall Parent or Merger Subs or any of their Affiliates (which for purposes of this Section 7.10(d) shall be deemed to include each direct or indirect investor or potential investor in Parent or Merger Subs, or any of Parent’s, either Merger Sub’s or such investor’s financing sources or potential financing sources or other Representatives) (i) award any agent, broker, investment banker, financial advisor or other firm or Person any financial advisory role on an exclusive basis or any additional firm or Person on a non-exclusive basis in connection with the Mergers or the other transactions contemplated hereby or (ii) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing from providing or seeking to provide financing or financial advisory services to any Person in connection with a transaction relating to the Company or its subsidiaries or in connection with the Mergers or the other transactions contemplated hereby.

(e) In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter, (i) Parent shall promptly so notify the Company and (ii) Parent and Merger Subs shall use their respective commercially reasonable efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions not materially less favorable to Parent, Merger Subs and the Company than those in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date). The definitive agreements entered into pursuant to the first sentence of this Section 7.10(e) or Section 7.10(b)(i) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(f) Each of Parent and each Merger Sub acknowledges and agrees that neither the obtaining of the Debt Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Debt Financing or any alternative financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any alternative financing, or the completion of any such issuance, subject the applicable conditions set forth in Section 8.1 and Section 8.2, the breach of which obligation will give rise, without limitation, to the remedies set forth in Section 10.7.

(g) Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Agreements or any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any material breach or material threatened breach by any party of any of the Financing Commitments, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which Parent or Merger Subs becomes aware or any termination thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any alternative financing).

7.11 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall and shall cause its subsidiaries to, at Parent’s sole expense, cooperate, and shall use its reasonable best efforts to cause its respective officers, employees, representatives, auditors, and advisors, including legal and accounting advisors, to cooperate, in connection with the arrangement of the Debt Financing, as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of business of the Company and its subsidiaries), including: (i) participation in meetings, drafting sessions, rating agency presentations, due diligence sessions, and “road show” and other customary marketing presentations; (ii) furnishing in writing any financing sources as promptly as practicable with pertinent information regarding the Company and its subsidiaries as is reasonably requested in connection with the Debt Financing; (iii) assisting any financing sources in the preparation of (A) one or more customary offering documents, information memoranda and/or documents to be filed with the SEC in connection with the Debt Financing and (B) materials for rating agency presentations; (iv) executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral; (v) taking all reasonably required corporate actions, subject to the consummation of the Mergers, to permit the consummation of the Debt Financing; (vi) providing authorization letters to any financing sources authorizing the distribution of information to prospective lenders and containing customary representation to the arranger of any financing that the information contained in any offering document or information memorandum relating to the Company and its subsidiaries does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; (vii) cooperating reasonably with the financing sources; due diligence of the Company and its subsidiaries, to the extent customary and reasonable. Parent shall, promptly upon termination of this Agreement, reimburse the Company for all reasonable out-of-pocket expenses and costs incurred in connection with the Company’s or its Affiliates’ obligations under this Section 7.11.

(b) In addition, prior to the Effective Time, the Company shall:  (i) use its reasonable best efforts to cause Ernst & Young LLP, independent accountants of the Company, to provide a letter or letters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to financial statements and certain financial information used in connection with the Debt Financing; (ii) use its reasonable best efforts to provide customary representation letters and other authorizations or information to Ernst & Young LLP, to enable them to provide the foregoing “comfort letters”; (iii) use its reasonable best efforts to obtain the consent of Ernst & Young LLP for the inclusion of its reports on the Company in any document or documents to be used in connection with the Debt Financing; and (iv) cause the appropriate representatives of the Company to execute and deliver any definitive financing documents or other certificates or documents as may be reasonably requested by Parent for delivery at the consummation of the Debt Financing.

(c) Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability of obligation in connection with the Debt Financing (or any alternative financing) prior to the Effective Time.

7.12 Tax Treatment as Reorganization.  Each of Parent, the Company and the Surviving Company shall use its reasonable best efforts to take such actions so as to cause the Mergers to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither Parent nor the Company shall take any action prior to the Closing, and Parent shall not take any action or fail to take any action (and shall prevent the Surviving Company from taking any action or failing to take any action) following the Closing, that would cause the Mergers to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  Parent and the Surviving Company shall report the Mergers for income tax purposes as a single “reorganization” within the meaning of Section 368(a) of the Code, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a taxing authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

7.13 Board of Directors of Parent After the Effective Time.  Prior to the Closing, Parent shall take all such action as may be reasonably necessary to cause one individual selected by the Company prior to the Closing Date from among the Board of Directors of the Company (the “Company Designee”) to be elected to Parent’s Board of Directors effective as of the Effective Time.  If at any time prior to or after the Effective Time, the initial Company Designee is unwilling or unable to serve as a member of Parent’s Board of Directors, then Company Board (including, after the Effective Time, those individuals who served as members of the Company Board immediately prior to the Effective Time) shall, by written notice to Parent, name a new designee who shall thereupon be the Company Designee for all purposes of this Agreement.

8. CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the First Merger.  The respective obligations of each party to effect the First Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval.  The plan of merger contained in this Agreement shall have been approved by the Company Required Vote.

(b) HSR Compliance.  The applicable waiting period under the HSR Act shall have expired or been terminated.

(c) FCC and State Regulatory Approvals.  All Consents or authorizations to be obtained from the FCC or any State Regulator set forth in Section 8.1 of the Company Disclosure Schedule in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

(d) No Injunctions or Restraints; Illegality.  No order, injunction, statute, rule, regulation or decree shall have been issued, enacted, entered, promulgated or enforced by a Governmental Entity that prohibits or makes illegal the consummation of the Merger.

(e) Parent Registration Statement.  The Parent Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Parent Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or, to the Company’s Knowledge or Parent’s Knowledge, threatened by the SEC.

(f) NASDAQ Approval. The shares of Parent Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ Global Select Market.

8.2 Conditions to Obligations of Parent and Merger Subs.  The obligations of Parent and Merger Subs to effect the First Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, and instead, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.

8.3 Conditions to Obligations of the Company.  The obligation of the Company to effect the First Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Subs set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Parent Material Adverse Effect; provided, further, that, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Subs.  Each of Parent and each Merger Sub shall have performed in all material respects all of its respective obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to such effect.

9. TERMINATION AND AMENDMENT

9.1 Termination.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any requisite approval of this Agreement by the shareholders of the Company, and whether before or after the shareholders of the Company have approved this Agreement at the Company Shareholder Meeting, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines;

(b) by either Parent or the Company:

(i) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order which has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers;

(ii) if the Effective Time shall not have occurred on or before November 5, 2012; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Effective Time to occur on or before such date; or

(iii) if the condition set forth in Section 8.1(a) is not satisfied at the Company Shareholder Meeting;

(c) by the Company:

(i) if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of Parent and Merger Subs herein are or become untrue or inaccurate such that the condition set forth in Section 8.3(a) would not be satisfied, or (B) there has been a breach on the part of Parent or Merger Subs of any of their respective covenants or agreements herein such that the condition set forth in Section 8.3(b) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured within thirty (30) business days after notice to Parent and Merger Subs; or

(ii) under the circumstances and to the extent permitted, and subject to the terms and conditions of, Section 7.7 and provided the Termination Fee referenced in Section 9.2(a) shall have been paid by the Company to Parent.

(d) by Parent:

(i) if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of the Company herein are or become untrue or incorrect such that the condition set forth in Section 8.2(a) would not be satisfied, or (B) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 8.2(b) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured within thirty (30) business days after notice to the Company; or

(ii) if (A) the Company Board shall have failed to include the Company Recommendation in the Proxy Statement/Prospectus or shall have effected a Company Recommendation Change, (B) the Company Board shall have approved or recommended, or proposed publicly to approve or recommend, any Alternative Acquisition Agreement, Alternative Proposal or any Superior Proposal other than this Agreement, and/or permitted the Company to enter into an Alternative Acquisition Agreement related to an Alternative Proposal or a Superior Proposal, (C) the Company shall have failed to call the Company Shareholder Meeting in accordance with Section 7.3 or shall have failed to deliver the Proxy Statement/Prospectus in accordance with Section 7.1 in material breach of such Sections and such failure shall not be due to any material breach by Parent or Merger Subs of their obligations under Section 7.1, or (D) a tender offer or exchange offer for outstanding shares of Common Stock shall have been commenced (other than by Parent or Merger Subs or their respective Affiliates) and the Company Board recommends that the shareholders of the Company tender their shares in such tender or exchange offer or within ten Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend rejection (or subsequently modifies a recommendation of rejection) of such offer.

9.2 Effect of Termination.

(a) Notwithstanding any provision of this Agreement to the contrary, if:

(i) (A) this Agreement is validly terminated pursuant to Section 9.1(b)(ii), Section 9.1(b)(iii) or Section 9.1(d)(i) (due to a breach of Section 7.7), (B) following the execution and delivery of this Agreement and in the case of a termination pursuant to Section 9.1(b)(ii) or Section 9.1(d)(i), prior to such termination, and in the case of a termination pursuant to Section 9.1(b)(iii), prior to the Company Meeting, any bona fide Alternative Proposal (substituting fifty percent (50%) for the twenty percent (20%) thresholds set forth in the definition of “Alternative Proposal”) (a “Qualifying Transaction”) shall have been communicated to the Company or a member of the Company Board (whether or not publicly disclosed) and not withdrawn or otherwise abandoned (and, if publicly disclosed, not publicly withdrawn or otherwise abandoned) and (C) within twelve (12) months following the termination of this Agreement pursuant to Section 9.1(b)(ii), Section 9.1(b)(iii) or Section 9.1(d)(i), as applicable, a Qualifying Transaction is consummated; or

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) or by Parent pursuant to Section 9.1(d)(ii);

then in any such event the Company shall pay to Parent (or a Person designated in writing by Parent) by wire transfer of same-day funds a fee equal to the Termination Fee. “Termination Fee” shall mean an amount equal to $14,675,000.  Such payment shall be made, in the case of a termination referenced in clause (i) above, upon the consummation of any Qualifying Transaction, or in the case of a termination referenced in clause (ii) above, concurrently with the termination of this Agreement by the Company pursuant to Section 9.1(c)(ii) or within two (2) business days after termination of this Agreement by Parent pursuant to Section 9.1(d)(ii). For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b) Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant Section 9.2(a), Parent’s and each Merger Sub’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 9.2(a), and upon payment in full of such amount, none of Parent nor either Merger Sub or any of their respective Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby.  Notwithstanding anything to the contrary in this Agreement, if the Company fails promptly to pay Parent any amounts due under this Section 9.2, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee or obligation at the publicly announced prime rate of Wells Fargo Bank, N.A. in effect from time to time from the date such fee or obligation was required to be paid.

(c) The parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. The parties acknowledge that the Termination Fee, in the circumstances in which such fee becomes payable, constitute liquidated damages and are not a penalty.

(d) There shall be deducted from any payments made pursuant to this Section 9.2 such amounts as may be required to be withheld therefrom under the Code or under any provision of U.S. state or local tax law.

(e) The party seeking to terminate this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other party in accordance with Section 10.3, specifying the provision or provisions hereof pursuant to which such termination is effected. Except as otherwise provided in this Section 9, any valid termination of this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall be effective immediately upon the delivery of notice of the terminating party to the other party or parties hereto, as applicable. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Parent, either Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided, however, that (i) Sections 7.2(b), 9.2, 10.2 and 10.6 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, either Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.

9.3 Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before the Effective Time; provided, however, that after receipt of the Company Required Vote, there may not be any amendment of this Agreement which, by applicable law or in accordance with the rules of any relevant stock exchange, requires further approval of the Company’s shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4 Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein;  provided, however, that, after receipt of the Company Required Vote, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10. GENERAL PROVISIONS

10.1 Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.2 Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except that each of the Company and Parent shall bear and pay one-half of the costs and expenses incurred in connection with (i) the filing, printing and mailing of the Proxy Statement/Prospectus (including any SEC filing fees) and (ii) the filing and fees paid in respect of any HSR or other regulatory filings, including filings made with the FCC or State Regulators.

10.3 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or either Merger Sub, to:

Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938
Attention:  Steven J. Shirar
Facsimile No: (217) 234-9934

with a copy to:

Schiff Hardin LLP
233 South Wacker Drive
Chicago, IL  60606
Attention: Alexander B. Young, Esq.
Facsimile: (312) 258-5600

(b) if to the Company, to:

SureWest Communications
8150 Industrial Avenue
Building A
Roseville, California 95678
Attention: General Counsel
Facsimile: (916) 786-1800

with a copy to:

Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA  94105
Attention: Richard Vernon Smith, Esq.
Facsimile: (415) 773-5759

10.4 Interpretation; Construction.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and the schedules hereto and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, “or” is not exclusive.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require the Company, Merger Subs, Parent or any of their respective officers, directors, Subsidiaries or Affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation. This Agreement shall be construed without regard to any presumption or interpretation against the party drafting or causing any instrument to be drafted. All schedules accompanying this Agreement and all information specifically referenced in any such schedule form an integral part of this Agreement, and references to this Agreement include reference to them.

10.5 Counterparts; Facsimile.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  Signatures transmitted by facsimile shall be accepted as originals for all purposes of this Agreement.

10.6 Entire Agreement.  This Agreement (together with the agreements, documents, schedules and the instruments referred to herein or delivered herewith) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and any termination of this Agreement.

10.7 Specific Performance.  The parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions and that, accordingly, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief sought in accordance with this Section 10.7 on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.8 Governing Law; Venue.  This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law provisions (except to the extent that mandatory provisions of federal law).  Each of the parties hereto irrevocably submit to the exclusive jurisdiction and venue of the courts of the State of California or of the United States of America, in each case located in the County of San Francisco, California, for the purpose of any suit, action or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby, which is brought by or against any other party hereto and hereby irrevocably agree (a) that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court and (b) not to commence any action suit or proceeding relating to this Agreement other than in such court.  Each party hereto irrevocably and unconditionally waives and agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, (i) any objection to the laying of venue of any such suit, action or proceeding brought in any such court, (ii) any claim that such party is not personally subject to the jurisdiction of any such court, and (iii) any claim that any such suit, action or proceeding is brought in an inconvenient forum.  Each party hereto agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such party shall be effective service of process for any action, suit or proceeding brought against such party in any such court.  Each party hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject, by suit upon such judgment.

10.9 Severability.  Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its shareholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.10 Publicity.  Parent, Merger Subs and the Company shall consult with each other before issuing any press release with respect to the Mergers or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement or SEC filing as may upon the advice of outside counsel be required by law or the rules and regulations of any applicable stock exchange (including the NASDAQ Stock Market). The parties have agreed upon the form of a joint press release announcing the Mergers and the execution of this Agreement.

10.11 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except for (a) the provisions of Section 7.5 and Section 7.6, (b) the right of the Company’s shareholders to receive the Merger Consideration at the Effective Time, (c) the right of the holders of Company Options, Company RSUs and Company RSAs to receive the Equity Award Consideration at the Effective Time, and (d) the rights of the Company’s shareholders to pursue claims for damages and other relief, including equitable relief, for Parent’s or either Merger Sub’s willful breach of this Agreement (provided, that the rights granted pursuant to this clause (e) shall be enforceable on behalf of the shareholders only by the Company in its sole and absolute discretion), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

10.12 Merger Subs.  On the date hereof, the Company and Parent are executing and delivering this Agreement.  Promptly after the date hereof, Parent shall cause each Merger Sub to be incorporated under the laws of the State of California and, promptly thereafter, Parent shall deliver to the Company a counterpart of this Agreement duly executed by each Merger Sub pursuant to Section 10.5.  Notwithstanding anything in this Agreement to the contrary, from and after the execution of this Agreement by each Merger Sub, each Merger Sub shall be bound by this Agreement as a party hereto and, effective upon its execution hereof, each Merger Sub shall be deemed to make all of its representations and warranties set forth in Section 5.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Subs and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized, in the case of the Company and Parent, as of the date first above written, and, in the case of each Merger Sub, as of the date set forth under such Merger Sub’s name below.

SUREWEST COMMUNICATIONS

By:       /s/ Steven Oldam
Name:  Steve Oldham
Title:    President and Chief Executive Officer

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

By:       /s/ Robert J. Currey
Name:  Robert J. Currey
Title:    President and Chief Executive Officer

WH ACQUISITION CORP.

By:       /s/ Robert J. Currey
Name:  Robert J. Currey
Title:    President and Chief Executive Officer
Date:    February 7, 2012

WH ACQUISITION II CORP.

By:       /s/ Robert J. Currey
Name:  Robert J. Currey
Title:    President and Chief Executive Officer
Date:    February 7, 2012

Exhibit A

[Form of Agreement of Merger, including Form of Amended and Restated Articles of Incorporation]

AGREEMENT OF MERGER

of

WH ACQUISITION CORP.

and

SUREWEST COMMUNICATIONS

This Agreement of Merger (the “Agreement”) is made and entered into as of _________ __, 201_, pursuant to and in accordance with Section 1101 of the General Corporation Law of California (the “California GCL”) by and among SureWest Communications, a California corporation (the “Company”), and WH Acquisition Corp, a California corporation (the “Merging Corporation” and, together with the Company, the “Constituent Corporations”).

RECITALS
WHEREAS, Consolidated Communications Holdings, Inc., a Delaware corporation  (“Parent”), the Company, the Merging Corporation and WH Acquisition II Corp, a California corporation, have entered into that certain Agreement and Plan of Merger dated as of February 5, 2012 (the “Merger Agreement”), providing, among other things, for the execution and filing of this Agreement and the merger (the “Merger”) of the Merging Corporation with and into the Company, with the Company being the surviving corporation (the Company, following effectiveness of the Merger, shall be the “Surviving Corporation”);

WHEREAS, the respective boards of directors of the Constituent Corporations deem it advisable and in the best interests of each such corporation and their respective shareholders that the Merging Corporation be merged with and into the Company and, as a result, have approved this Agreement and the Merger; and

WHEREAS, the Merger Agreement, this Agreement and the Merger have been approved by the shareholders of the Company and the Merging Corporation.

NOW THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto hereby agree as follows:

ARTICLE I.

THE CONSTITUENT CORPORATIONS

Section 1.1 The Company.  The authorized capital stock of the Company consists of One Hundred Million (100,000,000) shares of common stock, no par value (“Company Common Stock”). As of the date of this Agreement, ______________ shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid, and nonassessable.

Section 1.2 Merging Corporation.  The authorized capital stock of the Merging Corporation consists of ___________ shares of common stock, no par value (“Merging Corporation Common Stock”).  As of the date of this Agreement, ___________ shares of Merging Corporation Common Stock are outstanding, all of which are validly issued, fully paid and nonassessable and are held by Parent.

ARTICLE II.

THE MERGER

Section 2.1 The Merger.  At the Effective Time (as defined in Section 2.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the California General Corporation Law (“California GCL”), the Merging Corporation shall be merged with and into the Company, the separate corporate existence of the Merging Corporation shall cease and the Company shall continue, as the Surviving Corporation.

Section 2.2 Effective Time: Closing.  This Agreement shall be effective upon filing with the Secretary of State of the State of California (the time of such filing, the “Effective Time”).

Section 2.3 Effect of the Merger.  The effect of the Merger shall be as provided in this Agreement and the applicable provisions of the California GCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and the Merging Corporation shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merging Corporation shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4 Articles of Incorporation.  At the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be amended and restated in their entirety as set forth in Exhibit A attached hereto.

Section 2.5 Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, by virtue of the Merger and without any action on the part of Parent, the Merging Corporation, the Company or the holders of any of the following securities, the following shall occur:

(i) Cancellation of Certain Shares.  Each share of capital stock of the Company held in the Company’s treasury or owned by Parent, the Merging Corporation or the Company immediately prior to the Effective Time, if any, shall be extinguished and canceled without payment of any consideration with respect thereto.

(ii) Conversion of Capital Stock.  Except as provided in clause (i) above, each issued and outstanding share of Company Common Stock, other than Dissenting Shares (as defined in Section 2.6), if any, shall be converted automatically into the right to receive: (A) an amount to $23.00, consisting of $11.50 of cash and $11.50 of shares of Common Stock of Parent, subject to certain election and proration provisions, as set forth in the Merger Agreement (the “Merger Consideration”).

(iii) The Merging Corporation Common Stock.  Each share of common stock of the Merging Corporation issued and outstanding shall be converted into and exchanged for one validly issued, fully paid, and nonassessable share of common stock of the Surviving Corporation.  From and after the Effective Time, all certificates representing the common stock of the Merging Corporation shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 2.6 Dissenting Shares.  If dissenters’ rights are available under the California GCL to holders of shares of capital stock of the Company in connection with the Merger, any issued and outstanding share of capital stock of the Company that are held by a shareholder who (a) did not vote such shareholder’s shares of capital stock of the Company in favor of the Merger (or did not consent thereto in writing, if approval of the Merger is obtained by written consent), (b) is entitled to demand and properly demands that the Company purchase such shares at their fair market value in accordance with Section 1301 of the California GCL, (c) has submitted such shares for endorsement in accordance with Section 1302 of the California GCL and (d) has not otherwise failed to perfect or effectively withdrawn or lost such right to require the Company to so purchase such shares, shall not be converted into or exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead the holders thereof shall be entitled to have the Dissenting Shares purchased by the Company for cash at the fair market value thereof as agreed upon or determined in accordance with the provisions of Chapter 13 of the California GCL, unless and until the holder of such Dissenting Shares shall have failed to perfect or shall have effectively withdrawn his demand for such dissenters’ rights or otherwise loses his dissenters’ rights.  If a holder of Dissenting Shares shall have failed to perfect or shall have effectively withdrawn his demand for dissenters’ rights or shall otherwise lose his dissenters’ rights, then, such Dissenting Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration.

ARTICLE III.

MISCELLANEOUS

Section 3.1 Further Action.  If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either the Company or the Merging Corporation, the officers and directors of the Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action.

Section 3.2 Multiple Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which when taken together shall constitute one and the same agreement.

Section 3.3 Choice of Law.  This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California without giving effect to principles of conflicts of laws.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement this ___ day of ______________, 201_.

WH ACQUISITION CORP.

By:
____________, President

By: __________________________
_________________, Secretary

SUREWEST COMMUNICATIONS

By:
     _________________, President

  By: ___________________________
_________________, Secretary

CERTIFICATE OF APPROVAL OF AGREEMENT OF MERGER

_____________________ AND ________________ certify that:

1.           They are the president and the secretary of SureWest Communications.

2.           The Agreement of Merger in the form attached was duly approved by the board ofdirectors and shareholders of the corporation which equaled or exceeded the voterequired.

3.	The shareholder approval was by the holders of [__]% of the outstanding shares of the corporation.

4.           There is only one class of shares and the number of shares outstanding entitled tovote on the merger is _______________.

We further declare under penalty of perjury under the laws of the State of California that the matters set fort in this certificate are true and correct of our own knowledge.

Date: __________   , 201_                                                                 _____________________________
Name:  ___________________
Its President

_____________________________
Name:  ___________________
Its Secretary

CERTIFICATE OF APPROVAL OF AGREEMENT OF MERGER

____________ and ________________ certify that:

1.           They are the President and the Secretary, respectively, of WH Acquisition Corp.

2.           The Agreement of Merger in the form attached was duly approved by the board ofdirectors and shareholders of the corporation which equaled or exceeded the voterequired.

3.           The shareholder approval was by the holder of [__]% of the outstanding shares ofthe corporation.

4.           There is only one class of shares and the number of shares outstanding entitled tovote on the merger is __________.

5.	The Agreement of Merger was approved by the holder of [__]% of the outstanding shares of Consolidated Communications Holding, Inc.

We further declare under penalty of perjury under the laws of the State of California that the matters set fort in this certificate are true and correct of our own knowledge.

Date: __________   , 201_                                                 _____________________________
Name:  _________________
Its President

______________________________
Name:  _________________
Its Secretary

EXHIBIT A

Amended and Restated Articles of Incorporation of Surviving Corporation

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

SURWEST COMMUNICATIONS

The undersigned, _____________ and _____________, hereby certify that:

1. They are the duly elected and acting President and Secretary, respectively, of SureWest Communications, a California corporation.

2. The Articles of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is:   SureWest Communications.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

This corporation is authorized to issue only one class of shares of stock which shall be designated common stock; and the total number of shares which this corporation is authorized to issue is ____________ Shares.

ARTICLE IV

(a)	The liability of directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b)
This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, to the fullest extent permissible under California law.

(c)
Any amendment, repeal or modification of any provision of this Article V shall not adversely affect any right or protection of an agent of this corporation existing at the time of such amendment, repeal or modification.

3.           The foregoing amendment has been approved by the Board of Directors of the Corporation.

4.           The foregoing amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Sections 902 and 903 of the California General Corporation Law.  The total number of outstanding shares entitled to vote with respect to the foregoing amendment was 100 shares of Common Stock.  The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required.  The percentage vote required was a majority of the outstanding shares of Common Stock.

The undersigned declares under penalty of perjury under the laws of the State of California that the matters set forth in this Amended and Restated Articles of Incorporation are true and correct of my own knowledge.

Executed on __________   , 201_.

______________________________
__________, President

______________________________
_________________, Secretary